BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED

MARCH 31, 2023

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed Interim Financial Statements for the three-month period ended March 31, 2023, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Independent auditors’ report on the review of the consolidated condensed interim financial statements

Independent auditors’ report on the review of the separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Notes and Exhibits	03.31.23	12.31.22

ASSETS

Cash and deposits in banks	3	374,120,128	360,683,448

Cash		120,057,652	142,981,795
Financial institutions and correspondents		254,062,476	217,701,653
B.C.R.A.		244,507,503	196,493,761
Other in the country and abroad		9,554,973	21,207,892

Debt securities at fair value through profit or loss	4	28,316,671	31,066,037

Derivative instruments	5	1,125,946	2,761,133

Repo transactions	6	141,191,902	63,988,343

Other financial assets	7	38,857,827	39,858,824

Loans and other financing	8	853,867,027	872,938,069

Non-financial Government sector		2,874	1,703
B.C.R.A.		-	10,997
Other financial institutions		5,280,375	5,151,440
Non-financial Private Sector and Residents Abroad		848,583,778	867,773,929

Other debt securities	9	698,139,009	785,299,090

Financial assets pledged as collateral	10	53,124,669	56,234,382

Current income tax assets	11. a)	76,492	47,120

Investments in equity instruments	12	1,214,554	1,142,271

Investments in associates	13	4,587,240	4,220,976

Property and equipment	14	116,156,174	116,990,090

Intangible assets	15	11,644,648	11,707,678

Deferred income tax assets	11. c)	1,538,191	1,850,530

Other non-financial assets	16	35,546,933	35,475,175

Non-current assets held for sale	17	322,975	273,994

TOTAL ASSETS		2,359,830,386	2,384,537,160

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Notes and Exhibits	03.31.23	12.31.22

LIABILITIES

Deposits	18 and H	1,571,863,042	1,599,343,585

Non-financial Government sector		12,038,345	11,783,852
Financial Sector		1,029,176	413,901
Non-financial Private Sector and Residents Abroad		1,558,795,521	1,587,145,832

Derivative instruments	5	520,841	407,000

Other financial liabilities	20	132,710,507	144,170,509

Financing received from the BCRA and other financial institutions	21	18,455,986	24,192,030

Corporate bonds issued	22	-	232,731

Current income tax liabilities	11. b)	15,972,985	8,823,253

Provisions	23 and J	9,903,999	10,553,515

Deferred income tax liabilities	11.c)	5,670,815	8,145,808

Other non-financial liabilities	24	144,958,453	143,270,108

TOTAL LIABILITIES		1,900,056,628	1,939,138,539

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		94,443,032	94,443,032
Capital adjustments		68,298,147	68,298,147
Reserves		212,985,502	212,985,502
Retained earnings		71,609,927	13,091
Other accumulated comprehensive income/(loss)		(9,772,389)	(9,128,215)
Income for the period / year		15,028,818	71,596,836
Equity attributable to owners of the Parent		453,205,747	438,821,103
Equity attributable to non-controlling interests		6,568,011	6,577,518

TOTAL EQUITY		459,773,758	445,398,621

TOTAL LIABILITIES AND EQUITY		2,359,830,386	2,384,537,160

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Notes and Exhibits	03.31.23	03.31.22

Interest income	27	249,198,879	141,005,063
Interest expense	28	(118,009,530)	(60,862,064)

Net interest income		131,189,349	80,142,999

Commission income	29	21,978,099	26,464,930
Commission expenses	30	(10,651,359)	(12,911,306)

Net commission income		11,326,740	13,553,624

Net income from measurement of financial instruments at fair value through profit or loss	31	6,977,892	8,346,762
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	38,326	(69,962)
Foreing exchange and gold gains/(losses)	33	1,054,747	3,496,551
Other operating income	34	5,492,036	6,894,482
Loan loss allowance		(8,177,833)	(4,635,996)

Net operating income		147,901,257	107,728,460

Personnel benefits	35	(22,052,654)	(18,518,539)
Administrative expenses	36	(23,979,559)	(19,438,240)
Asset depreciation and impairment	37	(2,820,321)	(3,339,332)
Other operating expenses	38	(20,291,557)	(15,841,787)

Operating income		78,757,166	50,590,562

Loss from associates and joint ventures		(60,163)	(545,783)
Loss on net monetary position	2.1.5.	(56,795,954)	(38,263,020)

Income before income tax		21,901,049	11,781,759

Income Tax	11. d)	(6,881,728)	(3,539,972)

Net income for the period		15,019,321	8,241,787

Net income for the period attributable to:
Owners of the Parent		15,028,818	8,553,149
Non-controlling interests		(9,497)	(311,362)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
EARNINGS PER SHARE
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Accounts	03.31.23	03.31.22

Numerator:

Net income attributable to owners of the Parent	15,028,818	8,553,149
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	15,028,818	8,553,149

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	24.5284	13.9595
Diluted earnings per share (stated in thousands of pesos) (1)	24.5284	13.9595

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Note	03.31.23	03.31.22

Net income for the period		15,019,321	8,241,787

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(2,165,725)	3,837,673
Reclassification adjustment for the period		2,133,109	69,961
Income Tax	11.d)	(602,653)	(1,185,522)

		(635,269)	2,722,112

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Loss for the period from equity instruments at fair value through OCI		(8,915)	(16,219)

		(8,915)	(16,219)

Total Other Comprehensive Income/(loss) for the period		(644,184)	2,705,893

Total Comprehensive Income		14,375,137	10,947,680

Total Comprehensive Income:
Attributable to owners of the Parent		14,384,644	11,259,042
Attributable to non-controlling interests		(9,507)	(311,362)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 53)

	2023
	Share	Non-capitalized		Other Comprehensive
	Capital	contributions		Income		Reserves
	Outstanding shares	Share premium		Loss on financial instruments at fair value through OCI	Other				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
								Retained earnings
			Adjustments to equity
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	94,443,032	68,298,147	(9,128,215)	-	89,961,334	123,024,168	71,609,927	438,821,103	6,577,518	445,398,621

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	15,028,818	15,028,818	(9,497)	15,019,321
- Other comprehensive income/(loss) for the period	-	-	-	(644,174)	-	-	-	-	(644,174)	(10)	(644,184)

Balances at fiscal period end	612,710	94,443,032	68,298,147	(9,772,389)	-	89,961,334	123,024,168	86,638,745	453,205,747	6,568,011	459,773,758

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	2022
	Share	Non-capitalized		Other Comprehensive
	Capital	contributions		Income		Reserves
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
								Retained earnings
			Adjustments to equity
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	94,443,032	68,298,147	1,785,064	(132,710)	80,632,468	85,709,448	46,644,337	377,992,496	7,603,381	385,595,877

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 for Related Companies	-	-	-	-	-	-	-	52,084	52,084	45,734	97,818

Adjusted balance at the beginning of the year	612,710	94,443,032	68,298,147	1,785,064	(132,710)	80,632,468	85,709,448	46,696,421	378,044,580	7,649,115	385,693,695

Total comprehensive income for the period
- Net income/(loss) for the period	-	-	-	-	-	-	-	8,553,149	8,553,149	(311,362)	8,241,787
- Other comprehensive income for the period	-	-	-	2,705,893	-	-	-	-	2,705,893	-	2,705,893

Balances at fiscal period end	612,710	94,443,032	68,298,147	4,490,957	(132,710)	80,632,468	85,709,448	55,249,570	389,303,622	7,337,753	396,641,375

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)
Accounts	03.31.23	03.31.22

Cash flows from operating activities

Income before income tax	21,901,049	11,781,759

Adjustment for total monetary income for the period	56,795,954	38,263,020

Adjustments to obtain cash flows from operating activities:	5,837,849	5,407,968
Depreciation and amortization	2,820,321	3,339,332
Loan loss allowance	8,177,833	4,635,996
Effect of foreign exhange changes on cash and cash equivalents	(9,211,763)	(853,812)
Loss for the sale of Prisma Medios de Pagos S.A.	-	(5,342,456)
Other adjustments	4,051,458	3,628,908

Net increases from operating assets:	(324,767,698)	(314,946,776)
Debt securities at fair value through profit or loss	(3,799,478)	(20,649,859)
Derivative instruments	1,309,273	3,878,277
Repo transactions	(95,967,154)	162,863,053
Loans and other financing	(151,581,190)	(59,885,930)
Non-financial Government sector	(1,740)	443
Other financial institutions	(1,348,960)	(3,025,811)
Non-financial Private Sector and Residents Abroad	(150,230,490)	(56,860,562)
Other debt securities	(52,915,521)	(383,134,694)
Financial assets pledged as collateral	(8,528,599)	(6,090,912)
Investments in equity instruments	(388,580)	(141,518)
Other assets	(12,896,449)	(11,785,193)

Net increases from operating liabilities:	326,325,431	228,750,486
Deposits	271,747,312	190,931,780
Non-financial Government sector	2,302,753	8,961,039
Financial Sector	708,617	225,359
Non-financial Private Sector and Residents Abroad	268,735,942	181,745,382
Liabilities at fair value through profit or loss	4,639	41
Derivative instruments	192,365	85,500
Other liabilities	54,381,115	37,733,165

Income tax paid	(204,950)	(444,582)

Net cash generated by / (used in) operating activities	85,887,635	(31,188,125)

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Accounts	03.31.23	03.31.22

Cash flows from investing activities

Payments:	(2,286,210)	(2,622,559)
Purchase of property and equipment, intangible assets and other assets	(1,859,784)	(2,299,858)
Other payments related to investing activities	(426,426)	(322,701)

Total cash flows used in investing activities	(2,286,210)	(2,622,559)

Cash flows from financing activities

Payments:	(6,086,764)	(3,846,762)
Non-subordinated corporate bonds	(221,028)	(226,483)
Argentine Central Bank (BCRA)	(29,174)	-
Financing from local financial institutions	(5,816,453)	(2,915,052)
Leases	(20,109)	(705,227)

Collections:	109,579	11,251
Argentine Central Bank (BCRA)	-	11,251
Other collections related to financing activities	109,579	-

Total cash flows used in financing activities	(5,977,185)	(3,835,511)

Effect of exchange rate changes on cash and cash equivalents	9,211,763	853,812
Effect of net monetary income/(loss) of cash and cash equivalents	(73,399,323)	(74,474,971)

Total changes in cash flows	13,436,680	(111,267,354)
Restated cash and cash equivalents at the beginning of the year	360,683,448	517,752,861
Cash and cash equivalents at fiscal period-end	374,120,128	406,485,507

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 53)

1.	General Information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of March 31, 2023.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Evolution of the macroeconomic situation and the financial and capital systems

The Entity continues to operate in a complex economic context, signaled by the persistence of high inflation levels, which have reached 104.3% YoY. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the renegotiation of the sovereign debt with private creditors and the IMF, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Then, among others resolutions, changes to the tax regime were made, including changes in the income tax, foreign trade withholdings and new specific regulations were also established enabling the access to the foreign exchange market, both for individuals and legal entities.

Simultaneously, the public debt restructuring process continued both under Argentine and foreign laws, including various voluntary swaps and agreements related to the payables to the International Monetary Fund and the Paris Club, among others.

In particular, during the month of March 2023, it was established that jurisdictions, entities and funds related to the National Public Administration proceed to dispose of their holdings of certain national debt instruments denominated and payable in dollars under local legislation. At the same time, it was established that certain holdings under foreign legislation held by such entities were to be exchanged for other instruments of the National Treasury. Finally, the issuance of the corresponding instruments payable in pesos was authorized up to the amount necessary for such exchange.

Particularly, as regards the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar price -mainly used for foreign trade- and the alternative values arising from stock exchange transactions and also with respect to the non-official value significantly widened, reaching about 105% as of the date of issuance of the accompanying financial statements.

In addition, the national and international macroeconomic context generates certain degree of uncertainty regarding its future progress considering the residual effects of the pandemic declared in connection with the coronavirus (COVID-19) outbreak which has significantly affected the national and international economic activity and of the armed conflict between Russia and Ukraine in the economic recovery level globally.

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

2.	Basis for the preparation of these financial statements and applicable accounting standards

2.1.	Presentation basis

2.1.1.	Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of March 31, 2023 and December 31, 2022, its shareholders’ equity would have been reduced by 4,865,604 and 5,456,725, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the three-month period ended March 31, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7642. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on May 23, 2023.

2.1.2.	Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of March 31, 2023 and are rounded to the nearest amount in thousands of pesos.

2.1.3.	Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4.	Comparative information

The consolidated statement of financial position as of March 31, 2023 is comparatively presented with data as of prior year-end, while the Consolidated Condensed Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity, and Cash Flows, and their related notes for the three-month period ended March 31, 2023, are comparatively presented with the balances of the same period of the previous year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5.	Measuring Unit

These consolidated condensed interim financial statements as of March 31, 2023 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS require that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 "Financial Reporting in Hyperinflationary Economies" establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the three-month periods ended March 31, 2023 and 2022 was 21.73% and 16.07%, respectively, and for the fiscal year ended December 31, 2022, was 94.79%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Net monetary gain or loss is included in income/loss for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.

iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the period of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2.	Basis of consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of March 31, 2023 and December 31, 2022.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its returns, the Entity considers all the relevant events and circumstances, including:

-	The purpose and design of the investee.
-	The relevant activities, the decision-making process on these activities and where the Entity and its subsidiaries can manage those activities.
-	Contractual agreements such as call rights, put rights and settlement rights.
-	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully deleted.

Any change in the ownership interest in a subsidiary, without loss of control is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of March 31, 2023 and December 31, 2022, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, piso 22	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(under liquidation proceedings) (1)	Av. Córdoba 111, piso 22	City of Buenos Aires	Argentina	Brokerage Retirement and Pension Funds
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, piso 30	City of Buenos Aires	Argentina	Mutual Funds Management

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

As of March 31, 2023 and December 31, 2022, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling Interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings)	Common	115,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	0.00%	0.00%

(1) According to the Shareholders' Agreement, the Bank controls the entity because it is exposed to, or entitled to, variable yields due to its continued involvement in the entity and has the capacity to manage the activities relevant to affect those returns, such as financial and risk management activities, among others.

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated condensed interim financial statements as of March 31, 2023.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 49). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 50). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause.

2.3.	Summary of significant accounting policies

These consolidated condensed interim financial statements as of March 31, 2023 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which in particular for consolidated condensed interim financial statements is based on IAS 34 “Interim Financial Reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and significant accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2022, already issued, except as indicated in Note 2.5.

These consolidated condensed interim financial statements include all the information necessary for an appropriate understanding by the users thereof, of the basis for preparation and presentation used, as well as the relevant events and transactions occurred after the issuance of the latest annual consolidated financial statements for the fiscal year ended December 31, 2022. However, these consolidated condensed interim financial statements do not include all the information or all the disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2022, already issued.

2.4.	Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effects are recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2022.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2023, the following amendments to IFRS became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies

These amendments require that an entity disclose its material accounting policies instead of its significant accounting policies. In addition, within the amendments some explanations were included on how an entity may identify a material accounting policy together with some examples of when an accounting policy may be material. To that effect, a guidance with explanations and examples called “the 4-step materiality process” described in Practice Statement 2 has been developed.

This amendment to IFRS did not have a significant impact on the disclosures in these consolidated condensed interim financial statements, nor is it expected to have a significant impact on the disclosures in the annual consolidated financial statements.

Amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of accounting estimates

These amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. They also clarify how an entity uses valuation techniques and input data to develop accounting estimates. The amendment to this standard clarifies that the effect on an accounting estimate due to a change in an input or a change in a valuation technique are changes to accounting estimates if they do not result from the correction of prior period errors. The preceding definition of changes in accounting estimates specified that these changes may result from new information or new developments. Therefore, these changes are not corrections of errors. This standard will be effective as from January 1, 2023.

The amendment to this IAS will be applicable to the extent that the Entity makes a change in any accounting estimate, but it is estimated that it would not have a significant impact on the Financial Statements.

Amendment to IAS 12 “Income Tax” - Deferred tax related to assets and liabilities arising from a single transaction

The IASB issued amendments that narrow the scope of the initial recognition exception under IAS 12, so that it is no longer applicable to transactions that give rise to equal taxable and deductible temporary differences. The Amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of assets and liabilities.

This amendment did not have a significant impact on the financial statements.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective:

a)	Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it mean by a right to defer settlement; (ii) That a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.

The IASB decided that if an entity's right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period ("future covenants"), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.

The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date. These amendments will be effective for fiscal years starting on or after January 1, 2024. The Bank does not expect that those amendments have significant impact on the financial statements.

b)	Amendment to IFRS 16 – Lease liability in a sale and leaseback

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. These amendments are effective from January 1, 2024. The Entity does not expect that those amendments have significant impact on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3.	Cash and deposits in banks

Cash and deposits in banks
	03.31.23	12.31.22

BCRA - Current account	244,507,503	196,493,761
Cash	120,057,652	142,981,795
Balances with other local and foreign financial institutions	9,554,973	21,207,892

TOTAL	374,120,128	360,683,448

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

4.	Debt securities at fair value through profit or loss

Breakdown is as follows:

	03.31.23	12.31.22

BCRA Liquidity Bills	19,793,524	17,791,699
Government securities	8,523,147	13,274,338

TOTAL	28,316,671	31,066,037

5.	Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.23	12.31.22

Debit balances linked to foreign currency forwards pending settlement in pesos	799,947	2,665,011
Income from put options taken (1)	310,450	59,870
Debit balances linked to interest rate swaps - floating rate for fixed rate	15,549	36,252
TOTAL	1,125,946	2,761,133
(1)	In particular, the Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	03.31.23	12.31.22

Credit balances linked to foreign currency forwards pending settlement in pesos	509,179	407,000
Credit balances linked to interest rate swaps - floating rate for fixed rate	11,662	-

TOTAL	520,841	407,000

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	03.31.23	12.31.22

Foreign currency forwards

Foreign currency forward purchases - US$	797,063	1,165,119
Foreign currency forward sales - US$	814,118	1,217,856
Foreign currency forward sales - Euros	6,925	1,825

Interest rate swaps

Fixed rate for floating rate (1)	1,500,000	1,500,000

Put options:

Put options taken	47,830,810	-

(1)Floating	rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

6.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	03.31.23	12.31.22

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	141,191,902	63,988,343

TOTAL	141,191,902	63,988,343

Repurchase transactions

No repurchase transactions were accounted for as of March 31, 2023 and December 31, 2022.

7.	Other financial assets

Breakdown is as follows:

	03.31.23	12.31.22
Measured at amortized cost

Other receivables	16,518,018	16,753,707
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	12,709,544	13,145,891
Financial debtors from spot transactions pending settlement	7,335,270	5,561,967
Non-financial debtors from spot transactions pending settlement	1,511,654	106,857
Other	54,860	72,781

	38,129,346	35,641,203

Measured at fair value through profit or loss

Mutual funds	1,233,002	4,780,067

	1,233,002	4,780,067

Allowance for loan losses (Exhibit R)	(504,521)	(562,446)

TOTAL	38,857,827	39,858,824
(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,121.84. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8.	Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.23	12.31.22

Credit Cards	320,883,576	334,200,517
Overdrafts	107,647,656	76,627,339
Consumer loans	91,858,659	86,824,571
Unsecured instruments	77,744,367	70,852,957
Discounted instruments	65,685,698	71,223,969
Mortgage loans	43,721,019	46,879,105
Loans for the prefinancing and financing of exports	32,659,362	30,522,170
Pledge loans	27,141,205	30,077,661
Receivables from finance leases	7,092,320	7,776,278
Loans to personnel	5,468,556	5,869,937
Other financial institutions	5,393,350	5,435,144
Instruments purchased	1,490,674	1,188,431
BCRA	-	10,997
Non-financial government sector	2,874	1,703
Other financing	93,929,533	130,876,830

	880,718,849	898,367,609

Allowance for loan losses (Exhibit R)	(26,851,822)	(25,429,540)

TOTAL	853,867,027	872,938,069

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	03.31.23		12.31.22
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	3,879,082	1,586,455	3,996,076	1,689,682
From 1 to 2 years	3,836,609	1,929,400	3,909,983	2,000,858
From 2 to 3 years	2,838,501	1,659,868	3,094,889	1,875,415
From 3 to 4 years	1,639,831	1,137,136	1,824,020	1,292,681
From 4 to 5 years	815,120	779,461	951,118	917,642

TOTAL	13,009,143	7,092,320	13,776,086	7,776,278

Principal		6,898,140		7,561,659
Interest accrued		194,180		214,619

TOTAL		7,092,320		7,776,278

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	03.31.23	12.31.22

Total Exhibits B and C	928,488,625	927,873,525
Plus:
B.C.R.A.	-	10,997
Loans to personnel	5,468,556	5,869,937
Interest and other items accrued receivable from financial assets with credit value impairment	319,463	271,109
Less:
Allowance for loan losses (Exhibit R)	(26,851,822)	(25,429,540)
Adjustments for effective interest rate	(7,502,889)	(8,187,974)
Corporate Bonds	(4,872,948)	(4,605,356)
Loan commitments	(41,181,958)	(22,864,629)

Total loans and other financing	853,867,027	872,938,069

Note 42.2 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2023 and December 31, 2022, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.23	12.31.22

Guarantees granted	11,832,473	1,873,909
Secured loans	10,470,090	8,093,676
Overdrafts and receivables agreed not used	9,965,282	2,581,141
Liabilities related to foreign trade transactions	8,914,113	10,315,903

TOTAL	41,181,958	22,864,629

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 42.1 to the consolidated financial statements as of December 31, 2022).

Financing line for productive investments

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2020, 2021, 2021/2022, 2022, 2022/2023 and 2023 Quotas, pursuant to the following conditions:

Account	2020 Quota	2021 Quota	2021/2022 Quota	2022 Quota	2022/2023 Quota	2023 Quota
Applicable law	“B” 12161	“B” 12164	“B” 12238	“B” 12326	“B” 12413 – “A” 7612	“B” 12525 – “A” 7720
Amount to be allocated	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos of the previous month at the beginning of the period.
Calculations of applications	Between 10.16.2020 and 03.31.2021	Between 04.01.2021 and 09.30.2021	Between 10.01.2021 and 03.31.2022	Between 04.01.2022 and 09.30.2022	Between 10.01.2022 and 03.31.2023	Between 04.01.2023 and 09.30.2023
Maximum interest rate	Capped at an annual nominal fixed rate of 35% for investment projects, and at an annual nominal fixed rate of 45.5% for other purposes.				Capped at an annual nominal fixed rate of 64.50% for investment projects, and at an annual nominal fixed rate of 75.50% for other purposes.	Capped at an annual nominal fixed rate of 74.50% for investment projects, and at an annual nominal fixed rate of 86.50% for other purposes.
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of March 31, 2023, the total amount disbursed by the Entity meets the BCRA requirement. Disbursements are reported below:

Quota	Minimum amount to be allocated(1)	Simple Average of Daily Balances(1)	Disbursed Amount (1)
2020 Quota	19,730,132	25,291,147	39,279,053
2021 Quota	24,449,302	30,093,764	41,734,860
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	58,519,929	86,880,132	127,355,598
2023 Quota	58,558,806	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “B” 12525 has not expired.

(1) The amounts are exposed in nominal currency.

9.	Other debt securities

9.1	Financial assets measured at amortized cost

Breakdown is as follows:

	03.31.23	12.31.22

Argentine Treasury Bond in pesos at 43.25% fixed rate or CER+1%, the lower. Maturity May 2027	35,773,123	39,481,044
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,173,949	14,722,815
	49,947,072	54,203,859

9.2	Financial assets measured at fair value through OCI

Breakdown is as follows:

	03.31.23	12.31.22

BCRA Liquidity Bills	509,094,494	570,796,983
Government securities	131,834,508	153,178,765
Private securities - Corporate bonds	4,796,873	4,532,014
BCRA Local Bills	2,466,062	2,587,469

	648,191,937	731,095,231

10.	Financial assets pledged as collateral

Breakdown is as follows:

		03.31.23	12.31.22

Guarantee trust - Government securities at fair value through OCI	(1)	24,267,386	20,328,610
BCRA - Special guarantee accounts (Note 46.1)	(2)	19,209,787	16,879,821
Deposits as collateral	(3)	9,641,341	10,028,149
Guarantee trust - USD	(4)	6,155	8,997,802

TOTAL		53,124,669	56,234,382

(1)	Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

11.	Income Tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

a)	Current income tax assets

Breakdown is as follows:

	03.31.23	12.31.22

Advances	76,492	47,120

	76,492	47,120
b)	Current income tax liabilities

Breakdown is as follows:

	03.31.23	12.31.22

Income tax provision	16,985,769	9,870,539
Advances	(876,864)	(928,563)
Collections and withholdings	(135,920)	(118,723)

	15,972,985	8,823,253

c)	Deferred income tax

Breakdown of deferred assets/liabilities is as follows:

Deferred tax assets:	03.31.23	12.31.22

Allowance for loan losses	9,123,424	6,126,009
Provisions	16,728,161	15,355,877
Loan and credit card commissions	1,516,713	1,486,393
Tax inflation adjustment	2,841,871	3,025,143
Other	22	52
Tax losses	300,715	1,073,754
Investments	-	6,918

Total deferred assets	30,510,906	27,074,146

Deferred tax liabilities:	03.31.23	12.31.22

Intangible assets	(6,192,521)	(5,890,117)
Property and equipment	(15,711,081)	(15,839,559)
Investments	(12,682,142)	(11,597,649)
Leasing and other items	(57,786)	(42,099)

Total deferred liabilities	(34,643,530)	(33,369,424)

Net deferred tax liabilities	(4,132,624)	(6,295,278)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position. Considering the above, below is a breakdown of the deferred income tax assets and liabilities disclosed in the consolidated condensed statement of financial position:

	03.31.23	12.31.22

Deferred income tax assets	1,538,191	1,850,530
Deferred income tax liabilities	(5,670,815)	(8,145,808)

Net deferred tax liabilities	(4,132,624)	(6,295,278)
d)	Income Tax

Below are the main components of the income tax expense:

	03.31.23	03.31.22

Current income tax expense	(9,647,035)	(396,144)
Income/(loss) on deferred income tax	2,765,307	(3,143,828)

Income tax recognized through profit or loss	(6,881,728)	(3,539,972)

Income tax recognized through OCI	(602,653)	(1,185,522)

Total income tax	(7,484,381)	(4,725,494)

The Group's effective tax rate calculated on the income tax recognized in the income statement for the period ended March 31, 2023 and 2022 was 31% and 30%, respectively.

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

e)	Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the fiscal year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the closing of the fiscal year being settled;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax year and the remaining two thirds, in equal parts, in the two immediately following tax years;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, one-sixth must be imputed to the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of March 31, 2023, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

f)	Income Tax Corporate Rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined the current income tax using the progressive tax rate that is expected to be applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

g)	Other tax matters

- Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24073, section 4 of Law No. 25561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal year 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (3,757,529 in values restated as of March 31, 2023).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021, the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (12,170,064 in values restated as of March 31, 2023), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return. After appealing the judgment, on November 17, 2022, we filed a brief stating grievances in connection with legal costs, and on November 27, 2022, AFIP filed its brief.

Based on the foregoing, as of March 31, 2023, the Entity has no liabilities for the items referred to above.

- Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24)

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (20,323,956 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (18,014,349 in restated values) and on the income tax expense of 784,000 (2,309,609 in restated values).

- Inflation adjustment for tax purposes Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

- Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002, respectively, in nominal values.

Based on the grounds stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for fiscal years 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both fiscal years, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications. The proceedings are being handled by the Supreme Court.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

12.	Investments in equity instruments

12.1 Investments in equity instruments through profit or loss

Breakdown is as follows:

	03.31.23	12.31.22

Private securities - Shares of other non-controlled companies	1,138,262	1,068,662

TOTAL	1,138,262	1,068,662

12.2 Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	03.31.23	12.31.22

Banco Latinoaméricano de Exportaciones S.A.	73,449	70,636
Other	2,843	2,973

TOTAL	76,292	73,609

13.	Investments in associates

Breakdown is as follows:

	03.31.23	12.31.22

BBVA Seguros Argentina S.A.	1,505,445	1,457,321
Rombo Compañía Financiera S.A.	1,039,298	905,942
Interbanking S.A.	1,003,065	1,003,065
Play Digital S.A. (1)	803,851	592,314
Openpay Argentina S.A.	235,581	262,334

TOTAL	4,587,240	4,220,976
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of December 31, 2022 has been used. In addition, the significant transactions made or events occurred between January 1, 2023 and March 31, 2023 were considered.

14.	Property and equipment

Breakdown is as follows:

	03.31.23	12.31.22

Real estate	85,603,933	86,199,325
Furniture and facilities	14,972,751	15,544,171
Right of use of leased real estate	7,572,249	7,128,288
Construction in progress	4,177,744	3,980,826
Machinery and equipment	3,506,716	3,796,585
Vehicles	322,781	340,895

TOTAL	116,156,174	116,990,090

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	03.31.2023	12.31.2022

Real Estate - Lavallol	(26,175)	(26,175)
Real Estate - Monte Grande	(116,584)	(116,584)
Real Estate - Caleta Olivia, Santa Cruz	(29,112)	(29,112)
Real Estate - Cerro Las Rosas	(60,741)	(60,741)
Real Estate - Libertador	(426,809)	(426,809)
Real Estate - Store 1 Puerto Madero	(161,400)	(161,400)
Real Estate - Store 5 Puerto Madero	(100,739)	(100,739)
Real Estate - Mar del Plata	(11,817)	(11,817)
Real Estate - Bahía Blanca	(12,708)	(12,708)

TOTAL	(946,085)	(946,085)

15.	Intangible assets

Breakdown is as follows:

	03.31.23	12.31.22

Licenses - Software	11,644,648	11,707,678

TOTAL	11,644,648	11,707,678

16.	Other non-financial assets

Breakdown is as follows:

	03.31.23	12.31.22

Investment properties	23,922,079	24,026,937
Prepayments	4,260,086	4,342,467
Tax advances	3,428,248	3,099,622
Advances to suppliers of goods	1,816,207	1,096,644
Advances to personnel	1,213,523	1,944,472
Other miscellaneous assets	626,768	606,962
Assets acquired as security for loans	32,354	32,065
Other	247,668	326,006

TOTAL	35,546,933	35,475,175

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

17.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	03.31.23	12.31.22

Property and equipment held for sale	322,975	273,994

TOTAL	322,975	273,994

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of two pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is reported below:

Account	Impairment
	03.31.2023	12.31.2022

Real Estate held for sale - Fisherton	(106,500)	(106,500)
Real Estate held for sale - Mendoza	(482)	(482)

TOTAL	(106,982)	(106,982)
18.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.23	12.31.22

Non-financial Government sector	12,038,345	11,783,852
Financial Sector	1,029,176	413,901
Non-financial Private Sector and Residents Abroad	1,558,795,521	1,587,145,832
Savings accounts	549,030,065	607,489,678
Time deposits	533,812,068	504,912,900
Checking accounts	321,936,215	308,548,437
Investment accounts	141,953,998	153,315,882
Other	12,063,175	12,878,935

TOTAL	1,571,863,042	1,599,343,585

19.	Liabilities at fair value through profit or loss

No transactions were accounted for in the period/year ended March 31, 2023 and December 31, 2022.

20.	Other financial liabilities

Breakdown is as follows:

	03.31.23	12.31.22

Obligations from financing of purchases	97,173,718	100,531,775
Collections and other transactions on behalf of third parties	10,921,821	10,260,208
Liabilities for leases (Note 25)	5,013,626	5,023,572
Payment orders pending credit	4,801,915	7,946,037
Credit balance for spot purchases or sales pending settlement	3,797,313	3,234,336
Funds collected under AFIP's instructions	3,069,180	5,697,847
Receivables from spot purchases pending settlement	2,299,672	4,751,124
Commissions accrued payable	95,951	49,719
Other	5,537,311	6,675,891

TOTAL	132,710,507	144,170,509

21.	Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	03.31.23	12.31.22

Local financial institutions	17,586,436	23,403,633
Foreign financial institutions	792,069	681,277
BCRA	77,481	107,120

TOTAL	18,455,986	24,192,030

22.	Corporate bonds issued

As of March 31, 2023, there were no outstanding receivables or payables related to corporate bonds of the Bank and its subsidiaries, whereas the outstanding amounts as of December 31, 2022, were as follows:

Detail	Issuance date	Nominal value	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 12.31.2022

Class 8 Volkswagen Financial Services	09.30.2020	-	03.30.2023	UVA (class 8 )	Quarterly	73,039

				Total Consolidated Principal		73,039
				Consolidated Interest Accrued		159,692
				Total Consolidated Principal and Interest Accrued		232,731

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit adjusted on a daily basis as per CER, reflecting the changes in inflation based on the Consumer Price Index (CPI).

23.	Provisions

Breakdown is as follows:

	03.31.23	12.31.22

Provision for contingent commitments (Exhibits J and R)	3,270,666	3,279,709
Provisions for termination plans (Exhibit J)	454,017	552,685
For administrative, disciplinary and criminal penalties (Note 51 and Exhibit J)	5,000	6,087
Other contingencies (Exhibit J)	6,174,316	6,715,034
Provision for commercial lawsuits	4,112,421	4,255,872
Provision for labor lawsuits	667,041	748,441
Provision for tax lawsuits	557,559	724,076
Other	837,295	986,645

TOTAL	9,903,999	10,553,515

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 123 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 47,757, out of which a cash disbursement of approximately 4,095 is expected for the next 9 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24.	Other non-financial liabilities

Breakdown is as follows:

	03.31.23	12.31.22

Miscellaneous creditors	53,525,612	46,285,465
Advances collected	23,361,366	23,897,861
Other collections and withholdings	19,206,749	21,307,159
Short-term personnel benefits	19,164,454	21,284,362
Cash dividends payable (Note 43)	14,834,791	18,058,732
Other taxes payable	10,624,085	8,617,025
Social security payment orders pending settlement	1,579,547	373,324
Long-term personnel benefits	916,273	1,115,400
Termination benefits payable	765,932	1,092,581
For contract liabilities	464,338	547,364
Other	515,306	690,835

TOTAL	144,958,453	143,270,108

25.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of March 31, 2023:

Rights of use under leases

	Initial			Amortization				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.23	Increases	Decreases	as of 01.01.23	Decreases	Period (1)	period end	03.31.23

Leased real property	16,861,642	756,030	296,681	9,733,354	265,848	281,236	9,748,742	7,572,249

(1) See Note 37.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.23	12.31.22	31.12.22 H

Up to one year	299,134	48,510	347,644	376,321	309,138

From 1 to 5 years	3,331,491	321,567	3,653,058	3,842,759	3,156,729

More than 5 years	1,003,600	9,324	1,012,924	804,492	660,870

			5,013,626	5,023,572	4,126,737

Interest and exchange rate difference recognized in profit or loss

	03.31.23	03.31.22

Other operating expenses
Interest on liabilities from leases (Note 38)	(171,670)	(218,115)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(3,821,633)	(2,914,918)

26.	Share capital

Breakdown is as follows:

-	Share capital
Shares				Share capital
Class	Number	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)        Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

-	Additional paid-in capital

The additional paid-in capital account represents the difference between the Nominal value of the shares issued and the subscription price.

-	Inflation adjustment to the share capital

It Includes the cumulative monetary inflation adjustment to share capital.

-	Other comprehensive income/(loss) (OCI) - Fair value reserve

The fair value reserve comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.

-	Other comprehensive income/(loss) - Share of OCI from associates and joint ventures

This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.

-	Legal Reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with B.C.R.A. Generally Accepted Accounting Principles must be allocated to the legal reserve.

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof.

27.	Interest income

Breakdown is as follows:

	03.31.23	03.31.22

Interest on government securities	105,424,563	49,408,162
Interest on credit card loans	26,263,762	16,474,043
Acquisition Value Unit (CER) clause adjustments	21,968,186	13,456,520
Interest on instruments	19,287,781	9,270,264
Premiums on reverse repurchase agreements	17,521,855	15,138,123
Interest on overdrafts	17,288,142	4,862,118
Interest on other loans	14,172,216	10,495,421
Interest on consumer loans	12,125,801	8,987,542
Acquisition Value Unit (UVA) clause adjustments	8,677,937	7,140,095
Interest on pledge loans	3,432,036	3,021,707
Interest on mortgage loans	1,065,756	862,407
Interest on finance leases	879,835	524,690
Interest on loans to the financial sector	515,550	727,631
Interest on private securities	219,810	194,418
Interest on loans for the prefinancing and financing of exports	154,415	263,773
Other	201,234	178,149

TOTAL	249,198,879	141,005,063

28.	Interest expense

Breakdown is as follows:

	03.31.23	03.31.22

Time deposits	97,751,069	44,434,832
Checking accounts deposits	12,690,663	10,637,386
Acquisition Value Unit (UVA) clause adjustments	4,783,553	3,457,228
Interfinancial loans received	2,089,551	1,797,768
Savings accounts deposits	507,745	320,429
Other liabilities from financial transactions	186,133	210,779
Premiums on reverse repurchase transactions	-	3,148
Other	816	494

TOTAL	118,009,530	60,862,064

29.	Commission income

Breakdown is as follows:

	03.31.23	03.31.22

Linked to liabilities	9,010,701	10,887,551
From credit cards	8,164,620	11,083,204
Linked to loans	2,434,238	2,031,706
From foreign trade and foreign currency transactions	1,009,963	1,047,506
From insurance	968,203	1,144,465
Linked to securities	383,923	269,530
From guarantees granted	6,451	968

TOTAL	21,978,099	26,464,930

30.	Commission expenses

Breakdown is as follows:

	03.31.23	03.31.22

For credit and debit cards	7,990,689	10,232,838
For payment of salaries	635,279	705,077
For new channels	453,343	265,887
For data processing	387,938	464,588
For foreign trade transactions	324,395	232,228
For advertising campaigns	44,791	72,196
Linked to transactions with securities	5,353	4,866
For digital sales services	1,639	10,558
Other commission expenses	807,932	923,068

TOTAL	10,651,359	12,911,306

31.	Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	03.31.23	03.31.22

Income from government securities	5,712,315	1,420,800
Income from private securities	641,638	264,805
Income from foreign currency forward transactions	629,028	1,325,057
Income/(loss) from interest rate swaps	21,897	(1,571)
Income/(loss) from loans	(3)	-
Income/(loss) from put options taken	(26,983)	-
Income from sale or write-off of financial assets (1)	-	5,342,456
Income from corporate bonds	-	1,669
Other	-	(6,454)

TOTAL	6,977,892	8,346,762

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated.
32.	Net income (loss) from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	03.31.23	03.31.22

Income/(Loss) from sale of government securities	38,326	(69,962)

TOTAL	38,326	(69,962)

33.	Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	03.31.23	03.31.22

Income from purchase-sale of foreign currency	3,359,398	4,323,706
Conversion of foreign currency assets and liabilities into pesos	(2,304,651)	(827,155)

TOTAL	1,054,747	3,496,551

34.	Other operating income

Breakdown is as follows:

	03.31.23	03.31.22

Adjustments and interest on miscellaneous receivables	2,062,154	1,556,774
Rental of safe deposit boxes	683,776	1,052,730
Loans recovered	652,120	810,231
Debit and credit card commissions	476,395	520,876
Rent	245,387	91,902
Punitive interest	220,677	117,428
Fees expenses recovered	219,131	275,891
Commission from syndicated transactions	100,203	145,729
Allowances reversed	80,602	213,439
Income from asset sale in equity instruments (1)	-	1,715,418
Other operating income	751,591	394,064

TOTAL	5,492,036	6,894,482

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.	Personnel benefits

Breakdown is as follows:

	03.31.23	03.31.22

Salaries	12,872,846	11,268,450
Other short-term personnel benefits	4,561,707	3,093,717
Social security withholdings and collections	3,745,702	3,273,061
Personnel compensation and bonuses	523,836	604,105
Personnel services	348,563	279,206

TOTAL	22,052,654	18,518,539

36.	Administrative expenses

Breakdown is as follows:

	03.31.23	03.31.22

Taxes	4,830,162	4,310,201
Rent	3,496,332	3,183,505
IT	2,728,324	715,190
Contracted administrative services	2,654,420	1,406,057
Maintenance and repair costs	2,111,032	1,989,619
Armored transportation services	2,027,697	2,493,848
Advertising	1,548,116	1,042,464
Electricity and communications	813,680	806,720
Trade reports	757,752	365,710
Documents distribution	691,949	716,559
Other fees	650,980	717,961
Security services	548,323	573,660
Insurance	190,099	220,138
Representation and travel expenses	119,518	84,205
Stationery and supplies	24,310	52,955
Fees to Bank Directors and Supervisory Committee	24,010	26,285
Other administrative expenses	762,855	733,163

TOTAL	23,979,559	19,438,240

37.	Asset depreciation and impairment

Breakdown is as follows:

	03.31.23	03.31.22

Property and equipment	2,145,201	2,391,494
Intangible assets	330,293	152,031
Right of use of leased real estate	281,236	764,584
Depreciation of other assets	63,591	31,223

TOTAL	2,820,321	3,339,332

38.	Other operating expenses

Breakdown is as follows:

	03.31.23	03.31.22

Turnover tax	15,639,481	10,853,230
Other allowances (Exhibit J)	1,562,992	1,260,972
Initial loss of loans below market rate	996,977	1,014,888
Contribution to the Deposit Guarantee Fund (Note 45)	585,717	645,346
Claims	275,397	589,399
Interest on liabilities from leases (Note 25)	171,670	218,115
Reorganization expenses (Exhibit J)	-	296,342
Other operating expenses	1,059,323	963,495

TOTAL	20,291,557	15,841,787

39.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2023 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Debt securities at fair value through profit or loss	28,316,671	28,316,671	8,523,147	19,793,524	-
Derivative instruments	1,125,946	1,125,946	-	1,125,946	-
Other financial assets	1,233,002	1,233,002	1,233,002	-	-
Other debt securities	648,191,937	648,191,937	12,764,620	633,766,915	1,660,402
Financial assets pledged as collateral	24,267,386	24,267,386	5,407,546	18,859,840	-
Investments in equity instruments	1,214,554	1,214,554	1,138,262	76,292	-

Financial Liabilities

Derivative instruments	520,841	520,841	-	520,841	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Debt securities at fair value through profit or loss	31,066,037	31,066,037	4,768,594	26,297,443	-
Derivative instruments	2,761,133	2,761,133	-	2,761,133	-
Other financial assets	4,780,067	4,780,067	4,780,067	-	-
Other debt securities	731,095,231	731,095,231	64,033,538	666,270,069	791,624
Financial assets pledged as collateral	20,328,610	20,328,610	19,705,192	623,418	-
Investments in equity instruments	1,142,271	1,142,271	1,068,662	73,609	-

Financial Liabilities

Derivative instruments	407,000	407,000	-	407,000	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

-Level	1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

-	Level 2: Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

-	Level 3: Measurement using models based on variables not obtained from observable market inputs.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills and Corporate Bonds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)	Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

b.1) Transfers from Level 1 to Level 2

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 1 to Level 2 of the fair value hierarchy:

	03.31.23	12.31.22

Treasury Bonds in pesos adjusted by 1.50% CER. Maturity 03-25-2024	29,437,650	-

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	03.31.23	12.31.22

Boncer Tx26 2% Maturity 11-09-2026	9,809,116	-
Argentine Treasury Bond in pesos at 16%. Maturity 10-17-2023	7,538,605	-
Treasury Bills at discount. Maturity 04-28-2023 ARS	7,147.00	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

c)	Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, USD curves of corporate bonds (one of the energy sector and the other of several industries), CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. Except for BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV), which cannot be transferred and do not accrue any interest, they are valued at their latest subscription price.

Liquidity bills issued by the BCRA without quoted prices in MAE at the end of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

In the case of Corporate Bonds in Dollars, we value them by bringing the future flow of funds to present value with an interest rate curve with comparable corporate bonds.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income.

Corporate Bonds

The valuation of corporate bonds (ONS) classified as Level 3 has been determined by the Entity’s Management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year end.

-	ON Arcor (ON ARCOR17)
-	ON Refi Pampa (ON REF2B)
-	ON Banco de Servicios Financieros (ON BSCNO)
-	ON Petroquímica Comodoro Rivadavia S.A. (ON PQCLO)
-	ON Newsan (ON WNCFO)

The most relevant unobservable inputs include:

-	Latest market price
-	Projected UVA
-	Projected BADLAR rates

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price
	ON ARCOR17	ON REF2B	ON BSNO	ON PQCLO	ON WNCFO
+5%	2.000%	2.000%	1.870%	1.820%	1.820%
+10%	5.000%	5.000%	4.690%	4.560%	4.540%
+15%	10.000%	10.000%	9.370%	9.110%	9.080%

UVA Scenarios	Changes in final price
	ON ARCOR17	ON REF2B
+5%	5.000%	5.000%
+10%	10.000%	10.000%
+15%	15.000%	15.000%

Badlar Rate Scenarios	Changes in final price
	ON BSCNO	ON PQCLO	ON WNCFO
5%	0.101%	0.228%	0.236%
10%	0.202%	0.455%	0.472%
15%	0.303%	0.683%	0.709%

Parity Scenarios	Changes in final price
+ 7 Points %	+7.023%	7.056%
-7 Points %	-7.023%	-7.056%
+12 Points %	12.039%	12.096%
-+12 Points %	-12.039%	-12.096%

ON PQCLO and ON WNCFO, for which no representative market quotations are available, were valued using a valuation technique based on their last available market price and a sensitivity analysis was performed with respect to changes in parity.

Put options:

Below is a sensitivity analysis of the put (options) held by BBVA. The input variable used in the sensitivity analysis is the underlying asset’s price.

The put options and the related underlying assets are as follows:

Underlying	Asset
PJ3N6U001	TDJ23 BOND
PL3N7V001	TDL23 BOND
X3JN6G001	LCER16J3$
XY3N5J001	LT X19Y3
3X4N4C001	T3X4 BOND
4X4NOB001	T4X4 BOND
2X5N2D001	T2X5 BOND

Underlying Put

Scenarios	Changes in final price
Changes in Underlying Price(%)	PJ3N6U001	PL3N7V001	X3JN6G001	XY3N5J001	3X4N4C001	4X4NOB001	2X5N2D001
-6.000%	6.568%	6.628%	9.636%	12.520%	5.760%	6.014%	5.876%
-4.000%	4.535%	4.595%	6.624%	8.689%	3.840%	4.198%	4.110%
-2.000%	2.503%	2.562%	3.612%	4.858%	1.920%	2.381%	2.345%
0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
2.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
6.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%

d)	Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	03.31.23	12.31.22

Balance at the beginning of the fiscal year	791,624	6,730,111

Other debt securities - Private securities - Corporate bonds	1,010,103	(475,877)
Other financial assets - Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	-	(5,370,863)
Loss from sale or write-off of financial assets - Prisma Medios de Pago S.A.	-	4,554,770
Monetary gain (loss) generated by assets at fair value	(141,325)	(4,646,517)

Balance at fiscal year-end	1,660,402	791,624

e)	Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

-	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

-	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

-	Variable rate financial instruments

For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of March 31, 2023 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Cash and deposits in banks	374,120,128	(a)	-	-	-
Repo transactions	141,191,902	(a)	-	-	-
Other financial assets	37,624,825	(a)	-	-	-
Loans and other financing
Non-financial Government sector	2,874	(a)	-	-	-
Other financial institutions	5,280,375	3,518,850	-	-	3,518,850
Non-financial Private Sector and Residents Abroad	848,583,778	791,865,448	-	-	791,865,448
Other debt securities	49,947,072	50,164,933	-	50,164,933	-
Financial assets pledged as collateral	28,857,283	(a)	-	-	-

Financial Liabilities

Deposits	1,571,863,042	1,531,051,692	-	1,531,051,692	-
Other financial liabilities	132,710,507	(a)	-	-	-
Financing received from the BCRA and other financial institutions	18,455,986	17,567,277	-	17,567,277	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Cash and deposits in banks	360,683,448	(a)	-	-	-
Repo transactions	63,988,343	(a)	-	-	-
Other financial assets	35,078,757	(a)	-	-	-
Loans and other financing
Non-financial Government sector	1,703	(a)	-	-	-
B.C.R.A.	10,997	(a)	-	-	-
Other financial institutions	5,151,440	3,146,307	-	-	3,146,307
Non-financial Private Sector and Residents Abroad	867,773,929	814,017,897	-	-	814,017,897
Other debt securities	54,203,859	54,205,176	-	54,205,176	-
Financial assets pledged as collateral	35,905,772	(a)	-	-	-

Financial Liabilities

Deposits	1,599,343,585	1,568,306,318	-	1,568,306,318	-
Other financial liabilities	144,170,509	(a)	-	-	-
Financing received from the BCRA and other financial institutions	24,192,030	23,332,697	-	23,332,697	-
Corporate bonds issued	232,731	231,255	-	231,255	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.

40.	Segment reporting

Basis for segmentation

As of March 31, 2023 and December 31, 2022, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of March 31, 2023 and December 31, 2022:

Group (banking activity) (1)	03.31.23	12.31.22

Loans and other financing	853,867,027	872,938,069
Corporate banking (2)	99,302,482	82,042,315
Small and medium companies (3)	299,693,000	318,806,287
Retail banking	454,871,545	472,089,467

Other assets	1,505,963,359	1,511,599,091
TOTAL ASSETS	2,359,830,386	2,384,537,160

Deposits	1,571,863,042	1,599,343,585
Corporate banking (2) (3)	407,291,509	345,805,818
Small and medium companies (2)(3)	257,116,341	296,313,442
Retail banking	907,455,192	957,224,325

Other liabilities	328,193,586	339,794,954
TOTAL LIABILITIES	1,900,056,628	1,939,138,539

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

41.	Related parties

a) Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b) Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	03.31.23	03.31.22

Fees	15,926	17,344

Total	15,926	17,344

b.2) Profit or loss from transactions and balances with key management personnel

	Balances as of		Profit or loss from transactions

	03.31.23	12.31.22	03.31.23	03.31.22

Loans
Overdrafts	2	2	1	2
Credit cards	18,296	25,577	2,697	625
Consumer loans	978	1,285	4,751	104

Deposits
Deposits	58,406	46,845	112	100

Loans are granted on an arm’s length basis. As of March 31, 2023 and December 31, 2022, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of		Profit or loss from transactions
	03.31.23	12.31.22	03.31.23	03.31.22

Cash and deposits in banks	1,555,355	835,186	-	-
Financial assets pledged as collateral (2)	-	68,999	-	-
Other financial assets (2)	526,899	641,406	-	-
Other non-financial liabilities	33,504,504	31,984,299	5,775,642	2,613,847
Derivative instruments (Liabilities) (1)	-	13,487	74,429	3,269

Off-balance sheet balances

Securities in custody	117,758,582	224,410,577	-	-
Derivative instruments	-	2,352,932	-	-
Sureties granted	4,215,212	2,809,583	2,501	3,073
Guarantees received	4,549,722	3,316,828	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries	Balances as of		Profit or loss from transactions
	03.31.23	12.31.22	03.31.23	03.31.22

Loans and other financing	11,924,290	15,511,323	1,708,769	1,628,772
Deposits	4,801,065	336,631	167,142	128,735
Other non-financial liabilities	23	28	-	2,206
Other operating income	-	-	6,486	6,258

Off-balance sheet balances

Securities in custody	1,233,002	4,780,067	-	-

Associates	Balances as of		Profit or loss from transactions
	03.31.23	12.31.22	03.31.23	03.31.22

Cash and deposits in banks	751	724	-	-
Loans and other financing	2,048,580	2,253,624	673,465	700,394
Derivative instruments (Assets)	15,549	36,252	21,897	-
Other financial assets	427,700	520,649	-	-
Deposits	1,575,203	1,678,537	18,163	72,207
Financing received	-	195,412	18,613	-
Derivative instruments (Liabilities)	11,662	-	-	-
Commission expenses	-	-	126,298	-
Other operating income	-	-	97,228	29,858

Off-balance sheet balances

Interest rate swaps	1,500,000	1,825,985	-	-
Securities in custody	4,906,397	5,038,489	-	-
Guarantees received	783,503	877,969	-	-
Secured loans	-	166,547	-	-

Transactions have been agreed upon on an arm’s length basis. As of March 31, 2023 and December 31, 2022, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.	Financial instruments risks

42.1 Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Entity applied the same financial instrument risk policies as in the preparation of its financial statements as of December 31, 2022.

42.2 Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of March 31, 2023 and December 31, 2022:

Default exposure - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	861,205,473	74,568,805	5,389,925	13,426,613	1,888,276	956,479,092

Inter-stage Transfers:
From stage 1 to stage 2	(48,731,770)	47,539,644	-	-	-	(1,192,126)
From stage 2 to stage 1	33,388,796	(30,517,962)	(143)	-	-	2,870,691
From stage 1 or 2 to stage 3	(830,892)	(6,886,150)	-	7,919,986	-	202,944
From stage 3 or 2 to stage 2	191,387	417,957	-	(848,162)	(21,733)	(260,551)
Changes without inter-stage transfers	34,237,372	2,513,143	10,973	(360,846)	7,338	36,407,980
Newly originated financial assets	304,690,589	7,836,646	2,184,129	776,904	29,399	315,517,667
Reimbursements	(219,358,484)	(1,538,613)	(2,496,251)	(1,042,230)	(37,703)	(224,473,281)
Decreases	19	69	-	(2,071,795)	(79,674)	(2,151,381)
Foreign exchange differences	7,496,778	233,349	299,794	592	154,881	8,185,394
Inflation adjustment	(157,358,652)	(14,225,757)	(931,519)	(2,621,299)	(340,849)	(175,478,076)

Balances as of 03.31.23	814,930,616	79,941,131	4,456,908	15,179,763	1,599,935	916,108,353

Default exposure - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	855,810,434	94,186,042	12,038,006	15,625,321	7,187,949	984,847,752

Inter-stage Transfers:
From stage 1 to stage 2	(184,184,664)	188,500,417	1,032	-	-	4,316,785
From stage 2 to stage 1	141,473,242	(135,093,052)	(163,474)	-	-	6,216,716
From stage 1 or 2 to stage 3	(3,653,692)	(20,702,054)	(709,949)	24,234,332	726,687	(104,676)
From stage 3 or 2 to stage 2	817,408	1,885,462	370,312	(3,687,296)	(395,568)	(1,009,682)
Changes without inter-stage transfers	73,190,878	6,361,793	(5,276,630)	(2,330,489)	259,463	72,205,015
Newly originated financial assets	1,318,838,667	18,516,229	18,885,632	3,159,049	202,577	1,359,602,154
Reimbursements	(834,826,050)	(29,642,666)	(15,584,123)	(4,305,346)	(349,428)	(884,707,613)
Decreases	-	741	-	(10,886,932)	(4,480,758)	(15,366,949)
Foreign exchange differences	23,622,261	2,531,653	1,786,615	4,028	597,147	28,541,704
Inflation adjustment	(529,883,011)	(51,975,760)	(5,957,496)	(8,386,054)	(1,859,793)	(598,062,114)

Balances as of 12.31.22	861,205,473	74,568,805	5,389,925	13,426,613	1,888,276	956,479,092

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	237,259,146	22,334,538	74,990	81,494	191	259,750,359

Inter-stage Transfers:
From stage 1 to stage 2	(11,690,457)	10,418,386	-	-	-	(1,272,071)
From stage 2 to stage 1	12,149,357	(10,350,392)	(104)	-	-	1,798,861
From stage 1 or 2 to stage 3	(75,802)	(50,390)	-	62,884	-	(63,308)
From stage 3 or 2 to stage 2	16,297	20,694	-	(40,682)	-	(3,691)
Changes without inter-stage transfers	16,561,387	302,197	(10,140)	12,333	210	16,865,987
Newly originated financial assets	63,099,110	1,189,745	38,287	15,634	-	64,342,776
Reimbursements	(14,748,963)	(1,491,854)	(5,645)	(21,307)	(180)	(16,267,949)
Decreases	-	-	-	(116)	-	(116)
Foreign exchange differences	3,484,415	224,347	-	-	-	3,708,762
Inflation adjustment	(43,787,215)	(3,830,621)	(13,730)	(17,812)	(221)	(47,649,599)

Balances as of 03.31.23	262,267,275	18,766,650	83,658	92,428	-	281,210,011

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	195,668,375	15,104,630	230,932	91,785	93	211,095,815

Inter-stage Transfers:
From stage 1 to stage 2	(48,938,492)	46,255,881	-	-	-	(2,682,611)
From stage 2 to stage 1	37,220,681	(31,668,088)	(382)	-	-	5,552,211
From stage 1 or 2 to stage 3	(284,481)	(193,211)	(1,943)	229,929	3,720	(245,986)
From stage 3 or 2 to stage 2	80,035	61,134	289	(160,256)	(8,652)	(27,450)
Changes without inter-stage transfers	109,011,199	4,803,587	(32,893)	12,553	7,347	113,801,793
Newly originated financial assets	135,541,874	5,724,226	14,944	29,413	-	141,310,457
Reimbursements	(71,602,700)	(6,719,720)	(58,961)	(68,972)	-	(78,450,353)
Decreases	-	-	-	(146)	-	(146)
Foreign exchange differences	11,406,719	587,279	-	-	-	11,993,998
Inflation adjustment	(130,844,064)	(11,621,180)	(76,996)	(52,812)	(2,317)	(142,597,369)

Balances as of 12.31.22	237,259,146	22,334,538	74,990	81,494	191	259,750,359

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	6,616,254	6,893,096	146,347	11,014,349	1,361,000	26,031,046

Inter-stage Transfers:
From stage 1 to stage 2	(1,240,356)	5,531,254	-	-	-	4,290,898
From stage 2 to stage 1	468,384	(2,318,138)	(3)	-	-	(1,849,757)
From stage 1 or 2 to stage 3	(47,616)	(2,240,585)	-	4,623,771	-	2,335,570
From stage 3 or 2 to stage 2	21,337	43,629	-	(678,862)	(13,889)	(627,785)
Changes without inter-stage transfers	1,049,702	853,788	66,008	1,783,860	32,071	3,785,429
Newly originated financial assets	2,405,815	75,890	161,215	493,942	19,770	3,156,632
Reimbursements	(1,929,236)	(136,098)	(122,130)	(769,827)	(24,949)	(2,982,240)
Decreases	-	-	-	(1,993,149)	(79,674)	(2,072,823)
Foreign exchange differences	70,290	6,646	6,721	388	111,910	195,955
Inflation adjustment	(1,146,968)	(1,303,553)	(36,857)	(2,125,286)	(248,972)	(4,861,636)

Balances as of 03.31.23	6,267,606	7,405,929	221,301	12,349,186	1,157,267	27,401,289

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	7,097,802	5,834,963	1,425,126	12,138,852	6,597,071	33,093,814

Inter-stage Transfers:
From stage 1 to stage 2	(3,877,331)	15,413,258	112	-	-	11,536,039
From stage 2 to stage 1	1,782,225	(7,723,560)	(12,204)	-	-	(5,953,539)
From stage 1 or 2 to stage 3	(219,156)	(5,841,932)	(195,205)	13,220,340	205,572	7,169,619
From stage 3 or 2 to stage 2	42,760	197,825	160,368	(2,585,278)	(160,463)	(2,344,788)
Changes without inter-stage transfers	1,948,413	2,766,269	(1,054,775)	5,614,499	302,119	9,576,525
Newly originated financial assets	14,418,507	847,929	1,067,068	1,842,383	128,978	18,304,865
Reimbursements	(10,380,991)	(1,223,649)	(942,120)	(2,980,638)	(178,466)	(15,705,864)
Decreases	-	(99)	-	(9,717,097)	(4,435,752)	(14,152,948)
Foreign exchange differences	233,098	56,498	69,883	2,306	430,800	792,585
Inflation adjustment	(4,429,073)	(3,434,406)	(371,906)	(6,521,018)	(1,528,859)	(16,285,262)

Balances as of 12.31.22	6,616,254	6,893,096	146,347	11,014,349	1,361,000	26,031,046

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	2,139,451	1,074,279	5,237	60,615	127	3,279,709

Inter-stage Transfers:
From stage 1 to stage 2	(205,547)	836,375	-	-	-	630,828
From stage 2 to stage 1	146,433	(656,082)	(29)	-	-	(509,678)
From stage 1 or 2 to stage 3	(1,827)	(8,697)	-	37,777	-	27,253
From stage 3 or 2 to stage 2	662	2,821	-	(32,083)	-	(28,600)
Changes without inter-stage transfers	(288,879)	(101,337)	2,097	19,218	892	(368,009)
Newly originated financial assets	985,290	42,203	1,746	10,543	-	1,039,782
Reimbursements	(145,599)	(59,469)	(648)	(12,851)	(793)	(219,360)
Decreases	-	-	-	(77)	-	(77)
Foreign exchange differences	24,164	596	-	-	-	24,760
Inflation adjustment	(402,479)	(189,155)	(917)	(13,165)	(226)	(605,942)

Balances as of 03.31.23	2,251,669	941,534	7,486	69,977	-	3,270,666

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	1,255,054	636,090	75,371	57,719	-	2,024,234

Inter-stage Transfers:
From stage 1 to stage 2	(477,460)	2,069,842	-	-	-	1,592,382
From stage 2 to stage 1	336,176	(1,335,627)	(326)	-	-	(999,777)
From stage 1 or 2 to stage 3	(13,185)	(32,096)	(2,967)	125,356	8,888	85,996
From stage 3 or 2 to stage 2	16,176	7,876	911	(115,784)	(21,730)	(112,551)
Changes without inter-stage transfers	384,691	177,785	(39,161)	51,324	15,353	589,992
Newly originated financial assets	1,800,914	118,615	3,012	17,656	-	1,940,197
Reimbursements	(472,253)	(174,011)	(19,828)	(40,095)	-	(706,187)
Decreases	-	-	-	(127)	-	(127)
Foreign exchange differences	96,548	2,724	-	-	-	99,272
Inflation adjustment	(787,210)	(396,919)	(11,775)	(35,434)	(2,384)	(1,233,722)

Balances as of 12.31.22	2,139,451	1,074,279	5,237	60,615	127	3,279,709

43.	Restrictions to the distributions of earnings
a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Therefore, the Shareholders’ Meeting held on April 28, 2023 applied 11,765,158 (14,321,997 in restated values) of Unappropriated retained earnings to increase the balance of such reserve.
b)	The mechanism to be followed by financial to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of March 31, 2023 amounts to 28,906,694.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Furthermore, in accordance with Communication “A” 7312 of the BCRA, the distribution of earnings is suspended until December 31, 2021. In accordance with the provisions of Communication “A” 7421 of the BCRA, effective from January 1 to December 31, 2022, financial institutions may distribute earnings for up to 20% of the amount that would have corresponded to them. As from January 1, 2022, those financial institutions that have obtained the authorization of the BCRA must distribute earnings in 12 equal, monthly and consecutive installments.

In accordance with the provisions of Communication “A” 7719 of the BCRA, effective since April 1 to December 31, 2023, financial institutions may distribute earnings for up to 40% of the amount that would have corresponded to them. As from April 1, 2023, those financial institutions that have obtained the BCRA authorization, shall distribute earnings in 6 equal, monthly and consecutive installments.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

In compliance with the above, on May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 2,500,000 (10,964,765 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 20, 2020, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 12,000,000 (44,671,092 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, all subject to the prior authorization of the BCRA.

On April 20, 2021, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 7,000,000 (21,311,829 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 3, 2021, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 6,500,000 (16.005074 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, all subject to the prior authorization of the BCRA.

On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 3,934,134 (9,328,866 in restated values) out of Unappropriated retained earnings for fiscal year 2021 to the Legal Reserve.
–	Allocate 15,736,535 (37,315,462 in restated values) to Unappropriated retained earnings for fiscal year 2021 to the Optional Reserve for future distribution of earnings.
–	Also, in relation to the dividends approved by the Shareholders' Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was requested to the BCRA for the distribution of 13,165,209.

On June 7, 2022, the BCRA approved the distribution of 13,165,209 on account of dividends, which were made available to the shareholders.

As of March 31, 2023, the balance of 14,834,791 under Other non-financial liabilities corresponds to the remaining dividends payable, which were approved at the shareholders’ meetings held in 2020 and 2021.

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 11,765,158 (14,321,997 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
–	Allocate 47,060,630 (57,287,987 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.
–	Allocate 35,566,224 to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization to pay dividends for 50,401,015.

44.	Restricted assets

As of March 31, 2023 and December 31, 2022, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	03.31.23	12.31.22

Argentine Treasury Bonds adjusted by CER. Maturity 2024	50,206	50,288

Total	50,206	50,288

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 53,124,669 and 56,234,382 as of March 31, 2023 and December 31, 2022, respectively (see Note 10).

45.	Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 6,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.6374% share of the corporate stock as of December 31, 2022 (BCRA Communication “B” 12503).

As of March 31, 2023 and 2022, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 585,717 and 645,346, respectively.

46.	Minimum cash and minimum capital requirements

46.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.23	12.31.22

Balances at the BCRA

BCRA - Current account not restricted	243,187,913	196,355,179
BCRA - Special guarantee accounts - restricted (Note 10)	19,209,787	16,879,821
B.C.R.A. – Special pension accounts – restricted	1,289,943	-

	263,687,643	213,235,000

Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,173,949	14,722,815
Treasury Bonds adjusted by 4.25% CER. Maturity 02-14-2025	11,759,908	-
Argentine Treasury Bond in pesos. Maturity 05-23-2027	35,773,123	39,481,044
Other debt securities	12,707,689	22,563,907
BCRA Liquidity Bills	528,636,118	588,515,017

TOTAL	866,738,430	878,517,783

The balances disclosed are consistent with those reported by the Bank.

46.2 Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	03.31.23	12.31.22

Credit risk	86,390,146	84,235,653
Operational risk	34,232,268	33,958,810
Market risk	1,431,610	1,331,341

Paid-in	409,267,196	337,987,676

Surplus	287,213,172	218,461,872

47.	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of March 31, 2023, it amounts to 102,663. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 51,332, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of March 31, 2023 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 112,367, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of March 31, 2023, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

48.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments)

49.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of March 31, 2023 and December 31, 2022, the assets of Diagonal Trust amount to 2,427 and 2,955, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 5,085 as of March 31, 2023 and December 31, 2022, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 637,751 and 689,081 as of March 31, 2023 and December 31, 2022, respectively, and consist of cash, creditors' rights, real estate and shares.

50.	Mutual funds

As of March 31, 2023 and December 31, 2022, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 151,849,634 and 133,209,979, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	03.31.23	12.31.22

FBA Renta Pesos	500,314,472	496,485,715
FBA Renta Fija Plus	7,815,821	13,238,604
FBA Ahorro Pesos	6,083,916	8,343,897
FBA Acciones Argentinas	3,135,127	2,675,178
FBA Calificado	2,948,334	2,671,549
FBA Acciones Latinoamericanas	1,251,233	1,267,620
FBA Bonos Argentina	1,115,971	1,770,277
FBA Renta Mixta	814,346	857,938
FBA Renta Publica I	454,193	290,159
FBA Horizonte	378,185	469,377
FBA Gestión I	46,607	52,361
FBA Bonos Globales	26,387	34,393
FBA Retorno Total I	19,828	23,520
FBA Horizonte Plus	11,104	14,304
FBA Renta Fija Local	2,758	3,098

	524,418,282	528,197,990

51.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•                “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

•                “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal.

•                “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•                “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•                “Banco Francés S.A. over breach of Law 19,359.” Administrative proceedings for Foreign Exchange Offense initiated by the B.C.R.A. notified on March 15, 2021 and identified under No. 7545, file No. 381/22/21. The charge consists of the alleged breach of Communication "A" 6770, corresponding to transactions carried out by the companies MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. challenges transactions for a total amount of US$ 800,000, alleging the alleged breach of Communication "A" 6770, paragraph 11, when three exchange transactions were carried out under concept code P8 (Other financial loans) in order to pre-cancel a financial loan from a loan agreement entered into on April 5, 2019 whose original maturity date was April 5, 2021. The latter included an addendum executed on October 18, 2019 modifying the third clause of the aforementioned loan agreement and setting the payment date of the principal on October 18, 2019. According to the B.C.R.A., this would be an early cancellation in breach of the aforementioned rule. (ii) TELECENTRO S.A. challenges a transaction for the amount of US$ 185,724, alleging the alleged breach of Communication "A" 6770, paragraph 12, when a transaction was carried out under concept code B07 (payments in view of imports of goods) was carried out, which pre-paid on October 24, 2019, a commercial debt arising from two invoices that had payment date on October 29, 2019. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The relevant answers to the charges were filed. On October 24, 2022, the Trial Court in Criminal and Economic Matters No. 4 of the City of Buenos Aires issued an unfavorable court ruling. The Bank and the officials considered to be liable appealed such ruling.

•                Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021.

•                BBVA ARGENTINA S.A. Financial summary proceedings brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414, 526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The relevant answers to the charges have been filed.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

52.	Events after reporting period

General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2023

On April 28, 2023, the Ordinary and Extraordinary General Stockholders' Meeting was held, in which what was mentioned in Note 43 "Restrictions to the distribution of earnings" of these consolidated condensed interim financial statements was approved.

No other events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of March 31, 2023.

53.	Accounting principles – Explanation added for translations into English

These consolidated condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Account	03.31.23	12.31.22

COMMERCIAL PORTFOLIO

Normal performance	340,082,822	311,916,262
Preferred collaterals and counter-guarantees "A"	1,237,903	2,203,251
Preferred collaterals and counter-guarantees "B"	2,784,160	3,396,483
No preferred guarantees or counter guarantees	336,060,759	306,316,528

With special follow-up	874,895	934,713

Under negotiation or refinancing agreements	874,895	934,713
Preferred collaterals and counter-guarantees "B"	152,395	157,233
No preferred guarantees or counter guarantees	722,500	777,480

Troubled	1,169,369	1,339,010
No preferred guarantees or counter guarantees	1,169,369	1,339,010

With high risk of insolvency	168,039	173,355
No preferred guarantees or counter guarantees	168,039	173,355

Uncollectible	28,292	33,295
No preferred guarantees or counter guarantees	28,292	33,295

TOTAL	342,323,417	314,396,635

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Account	03.31.23	12.31.22

CONSUMER AND HOUSING PORTFOLIO

Normal performance	566,723,373	597,165,858
Preferred collaterals and counter-guarantees "A"	521,516	201,585
Preferred collaterals and counter-guarantees "B"	68,902,815	68,202,311
No preferred guarantees or counter guarantees	497,299,042	528,761,962

Low risk	8,355,447	7,132,541
Preferred collaterals and counter-guarantees "B"	692,377	679,473
No preferred guarantees or counter guarantees	7,663,070	6,453,068

Low risk - with special follow-up	262,995	225,693
No preferred guarantees or counter guarantees	262,995	225,693

Medium risk	6,248,016	4,838,058
Preferred collaterals and counter-guarantees "A"	77	62
Preferred collaterals and counter-guarantees "B"	280,713	201,121
No preferred guarantees or counter guarantees	5,967,226	4,636,875

High risk	3,864,357	3,404,265
Preferred collaterals and counter-guarantees "A"	-	-
Preferred collaterals and counter-guarantees "B"	220,783	243,489
No preferred guarantees or counter guarantees	3,643,574	3,160,776

Uncollectible	711,020	710,475
Preferred collaterals and counter-guarantees "A"	4,302	5,237
Preferred collaterals and counter-guarantees "B"	276,058	296,999
No preferred guarantees or counter guarantees	430,660	408,239

TOTAL	586,165,208	613,476,890

TOTAL GENERAL	928,488,625	927,873,525

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	03.31.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	90,783,954	9.78%	65,771,242	7.09%
50 following largest customers	112,195,556	12.08%	103,892,994	11.20%
100 following largest customers	66,399,121	7.15%	66,788,532	7.20%
All other customers	659,109,994	70.99%	691,420,757	74.51%

TOTAL	928,488,625	100.00%	927,873,525	100.00%

								EXHIBIT D

CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	2,874	-	-	-	-	-	2,874
Financial Sector	-	1,541,730	1,604,067	554,576	1,772,360	5,323,475	1,706,083	12,502,291
Non-financial private sector and
residents abroad	10,338,267	418,945,896	136,471,986	102,307,507	117,552,979	96,067,756	163,439,119	1,045,123,510

TOTAL	10,338,267	420,490,500	138,076,053	102,862,083	119,325,339	101,391,231	165,145,202	1,057,628,675

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	1,703	-	-	-	-	-	1,703
B.C.R.A.	-	10,997	-	-	-	-	-	10,997
Financial Sector	-	926,563	1,474,711	2,423,802	1,380,492	5,597,174	2,201,028	14,003,770
Non-financial private sector and
residents abroad	8,563,977	442,752,974	146,350,267	108,750,350	91,071,424	92,164,114	167,113,635	1,056,766,741

TOTAL	8,563,977	443,692,237	147,824,978	111,174,152	92,451,916	97,761,288	169,314,663	1,070,783,211

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	03.31.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	188,333,033	11.98%	119,077,662	7.45%

50 following largest customers	184,698,269	11.75%	171,750,656	10.74%

100 following largest customers	70,429,320	4.48%	65,065,399	4.07%

All other customers	1,128,402,420	71.79%	1,243,449,868	77.74%

TOTAL	1,571,863,042	100.00%	1,599,343,585	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency - Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	1,097,180,513	416,004,228	130,209,231	1,733,123	122,438	-	1,645,249,533
Non-financial Government sector	12,127,411	63,772	-	-	-	-	12,191,183
Financial Sector	1,029,176	-	-	-	-	-	1,029,176
Non-financial Private Sector and Residents Abroad	1,084,023,926	415,940,456	130,209,231	1,733,123	122,438	-	1,632,029,174
Derivative instruments	520,841	-	-	-	-	-	520,841
Other financial liabilities	131,539,182	260,376	331,732	619,135	1,060,355	5,054,245	138,865,025
Financing received from the BCRA and other financial institutions	9,593,266	2,601,562	3,440,986	1,714,222	4,105,708	180,479	21,636,223

TOTAL	1,238,833,802	418,866,166	133,981,949	4,066,480	5,288,501	5,234,724	1,806,271,622

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency - Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	1,374,423,719	127,891,779	128,804,250	1,645,257	94,553	-	1,632,859,558
Non-financial Government sector	11,688,885	164,311	-	-	-	-	11,853,196
Financial Sector	413,901	-	-	-	-	-	413,901
Non-financial Private Sector and Residents Abroad	1,362,320,933	127,727,468	128,804,250	1,645,257	94,553	-	1,620,592,461
Derivative instruments	407,000	-	-	-	-	-	407,000
Other financial liabilities	142,275,047	341,130	453,911	724,812	1,273,743	5,927,590	150,996,233
Financing received from the BCRA and other financial institutions	16,912,603	1,923,957	4,730,980	2,865,184	2,692,727	215,055	29,340,506
Corporate bonds issued	-	232,731	-	-	-	-	232,731

TOTAL	1,534,018,369	130,389,597	133,989,141	5,235,253	4,061,023	6,142,645	1,813,836,028

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

				Decreases
Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 03.31.23

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	3,279,709	596,899	(1)(3)	-	-	(605,942)	3,270,666

- For administrative, disciplinary and criminal penalties	6,087	-		-	-	(1,087)	5,000

- Provisions for termination plans	552,685	-		-	-	(98,668)	454,017

- Other	6,715,034	971,418	(2)(4)	42,574	206,724	(1,262,838)	6,174,316

TOTAL PROVISIONS	10,553,515	1,568,317		42,574	206,724	(1,968,535)	9,903,999

(1)	Set up in compliance with the provisions of Comunication "A" 6868 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 502 for exchange differences in foreign currency for contingent commitments.
(4)	It includes a decrease of 4,823 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded under
Administrative expenses and for subsidiary BBVA Asset Management Argentina S.A.

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

				Decreases
Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 12.31.22

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	2,024,234	2,489,198	(1)(4)	-	-	(1,233,723)	3,279,709

- For administrative, disciplinary and criminal penalties	11,857	-		-	-	(5,770)	6,087

- Provisiones por reorganización	3,185,631	2,889,575	(3)	277,371	4,507,970	(1,289,865)	-

- Provisions for termination plans	624,150	272,976		-	-	(344,441)	552,685

- Other	7,464,302	4,733,765	(2)(5)	2,128	1,032,427	(4,448,478)	6,715,034

TOTAL PROVISIONS	13,310,174	10,385,514		279,499	5,540,397	(7,322,277)	10,553,515

(1)	Set up in compliance with the provisions of Comunication "A" 6868 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 3,243 for exchange differences in foreign currency for contingent commitments.
(5)	It includes a decrease of 583 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded under Administrative expenses.

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balance
	as of 12.31.22	following	FI with significant	FI with credit	gain (loss)	as of 03.31.23
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	562,446	16,827	-	28,282	(103,034)	504,521

Loans and other financing	25,429,540	767,805	1,928,197	3,477,080	(4,750,800)	26,851,822
Other financial institutions	283,704	(154,624)	26,890	(821)	(42,174)	112,975
Non-financial Private Sector and Residents Abroad	25,145,836	922,429	1,901,307	3,477,901	(4,708,626)	26,738,847
Overdrafts	1,269,008	290,318	99,812	(71,667)	(238,622)	1,348,849
Instruments	928,950	165,441	78,310	16,600	(169,872)	1,019,429
Mortgage loans	2,087,857	(3,230)	158,820	372,516	(411,050)	2,204,913
Pledge loans	928,873	23,323	4,261	(18,898)	(143,672)	793,887
Consumer loans	4,989,784	184,346	167,906	1,242,889	(1,001,837)	5,583,088
Credit Cards	12,289,767	443,973	1,369,505	1,589,467	(2,327,915)	13,364,797
Finance leases	236,236	11,264	9,011	42,785	(43,937)	255,359
Other	2,415,361	(193,006)	13,682	304,209	(371,721)	2,168,525

Other debt securities	39,060	13,688	-	-	(7,802)	44,946

Contingent commitments	3,279,709	514,697	59,576	22,626	(605,942)	3,270,666

TOTAL ALLOWANCES	29,310,755	1,313,017	1,987,773	3,527,988	(5,467,578)	30,671,955

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balance
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 12.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	683,056	152,227	-	137,385	(410,222)	562,446

Loans and other financing	32,374,929	3,767,213	3,585,666	1,551,918	(15,850,186)	25,429,540
Other financial institutions	98,781	226,505	223,378	(3,275)	(261,685)	283,704
Non-financial Private Sector and Residents Abroad	32,276,148	3,540,708	3,362,288	1,555,193	(15,588,501)	25,145,836
Overdrafts	762,859	636,236	254,725	404,491	(789,303)	1,269,008
Instruments	1,425,104	226,145	(25,492)	(19,531)	(677,276)	928,950
Mortgage loans	1,743,187	79,221	320,628	1,032,520	(1,087,699)	2,087,857
Pledge loans	1,347,855	(286,425)	21,252	369,159	(522,968)	928,873
Consumer loans	6,088,908	457,804	(20,743)	1,648,745	(3,184,930)	4,989,784
Credit Cards	11,534,687	1,627,835	3,600,916	1,859,841	(6,333,512)	12,289,767
Finance leases	226,467	81,640	10,397	65,175	(147,443)	236,236
Other	9,147,081	718,252	(799,395)	(3,805,207)	(2,845,370)	2,415,361

Other debt securities	35,829	28,085	-	-	(24,854)	39,060

Contingent commitments	2,024,234	1,671,607	776,749	40,841	(1,233,722)	3,279,709

TOTAL ALLOWANCES	35,118,048	5,619,132	4,362,415	1,730,144	(17,518,984)	29,310,755

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Notes and Exhibits	03.31.23	12.31.22

ASSETS

Cash and deposits in banks	4	373,940,336	360,170,986

Cash		120,057,647	142,981,789
Financial institutions and correspondents		253,882,689	217,189,197
BCRA		244,477,856	196,355,179
Other in the country and abroad		9,404,833	20,834,018

Debt securities at fair value through profit or loss	5 and A	28,316,671	31,066,037

Derivative instruments	6	1,125,946	2,761,133

Repo transactions	7	141,191,902	63,988,343

Other financial assets	8	36,840,073	34,046,765

Loans and other financing	9	814,963,589	830,066,633

Non-financial Government sector		2,874	1,703
B.C.R.A.		-	10,997
Other financial institutions		17,110,306	20,814,641
Non-financial Private Sector and Residents Abroad		797,850,409	809,239,292

Other debt securities	10 and A	697,887,109	785,225,425

Financial assets pledged as collateral	11	53,122,061	56,231,207

Investments in equity instruments	13 and A	1,214,554	1,142,271

Investments in subsidiaries and associates	14	16,853,940	15,468,910

Property and equipment	15	116,023,950	116,886,554

Intangible assets	16	11,558,835	11,626,010

Other non-financial assets	17	35,020,943	35,029,269

Non-current assets held for sale	18	322,975	273,994

TOTAL ASSETS		2,328,382,884	2,343,983,537

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Notes and Exhibits	03.31.23	12.31.22

LIABILITIES

Deposits	19 and H	1,569,039,248	1,592,341,727

Non-financial Government sector		12,038,345	11,783,852
Financial Sector		5,833,703	740,739
Non-financial Private Sector and Residents Abroad		1,551,167,200	1,579,817,136

Derivative instruments	6	520,841	407,000

Other financial liabilities	21	131,423,648	142,073,312

Financing received from the BCRA and other financial institutions	22	1,721,815	3,697,736

Current income tax liabilities	12 b)	14,912,379	7,955,157

Provisions	J	9,788,172	10,378,297

Deferred income tax liabilities	12 c)	5,670,815	8,145,808

Other non-financial liabilities	24	142,100,219	140,163,397

TOTAL LIABILITIES		1,875,177,137	1,905,162,434

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		94,443,032	94,443,032
Capital adjustments		68,298,147	68,298,147
Reserves		212,985,502	212,985,502
Retained earnings		71,609,927	13,091
Other accumulated comprehensive income/(loss)		(9,772,389)	(9,128,215)
Income for the period / year		15,028,818	71,596,836

TOTAL EQUITY		453,205,747	438,821,103

TOTAL LIABILITIES AND EQUITY		2,328,382,884	2,343,983,537

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Notes and Exhibits	03.31.23	03.31.22

Interest income	27	241,970,843	136,189,248
Interest expense	28	(115,036,782)	(58,853,917)

Net interest income		126,934,061	77,335,331

Commission income	29	19,892,414	24,719,985
Commission expenses	30	(10,532,809)	(12,826,982)

Net commission income		9,359,605	11,893,003

Net income from measurement of financial instruments at fair value through profit or loss	31	6,406,223	7,960,519
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	38,326	(69,962)
Foreing exchange and gold gains/(losses)	33	1,124,967	3,503,814
Other operating income	34	5,317,630	6,893,156
Loan loss allowance		(8,069,417)	(4,394,422)

Net operating income		141,111,395	103,121,439

Personnel benefits	35	(21,637,350)	(18,149,030)
Administrative expenses	36	(23,616,009)	(19,135,666)
Asset depreciation and impairment	37	(2,787,518)	(3,313,593)
Other operating expenses	38	(19,287,043)	(15,152,895)

Operating income		73,783,475	47,370,255

Loss from associates and joint ventures		958,609	(57,716)
Loss on net monetary position		(53,676,288)	(35,706,518)

Income before income tax		21,065,796	11,606,021

Income Tax	12. d)	(6,036,978)	(3,052,872)

Net income for the period		15,028,818	8,553,149

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
EARNINGS PER SHARE
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	03.31.23	03.31.22

Numerator:

Net income attributable to owners of the Parent	15,028,818	8,553,149
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	15,028,818	8,553,149

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	24.5284	13.9595
Diluted earnings per share (stated in thousands of pesos) (1)	24.5284	13.9595

(1)As	Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Note	03.31.23	03.31.22

Net income for the period		15,028,818	8,553,149

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Share in Other Comprehensive Income from associates and joint ventures at equity method		(10)	-

		(10)	-

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(2,165,649)	3,837,673
Reclassification adjustment for the period		2,133,079	69,961
Income Tax	12.d)	(602,679)	(1,185,522)

		(635,249)	2,722,112

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Loss for the period from equity instruments at fair value through OCI		(8,915)	(16,219)

		(8,915)	(16,219)

Total Other Comprehensive Income/(loss) for the period		(644,174)	2,705,893

Total Comprehensive Income		14,384,644	11,259,042

Notes and exhibits are an integral part of these separate financial statements

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	2022
	Share	Non-capitalized		Other Comprehensive
	Capital	contributions		Income		Reserves
Transactions	Outstanding shares	Share premium	Adjustments to equity	Loss on financial instruments at fair value through OCI	Other	Legal	Other	Reserves	Total

Restated balances at the beginning of the year	612,710	94,443,032	68,298,147	1,785,064	(132,710)	80,632,468	85,709,448	46,644,337	377,992,496

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 for Related Companies	-	-	-	-	-	-	-	52,084	52,084

Adjusted balance at the beginning of the year	612,710	94,443,032	68,298,147	1,785,064	(132,710)	80,632,468	85,709,448	46,696,421	378,044,580

Total comprehensive income for the period
- Net income/(loss) for the period	-	-	-	-	-	-	-	8,553,149	8,553,149
- Other comprehensive income for the period	-	-	-	2,705,893	-	-	-	-	2,705,893

Balances at fiscal period end	612,710	94,443,032	68,298,147	4,490,957	(132,710)	80,632,468	85,709,448	55,249,570	389,303,622

Notes and exhibits are an integral part of these separate financial statements

SEPARATE STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	03.31.23	03.31.22

Cash flows from operating activities

Income before income tax	21,065,796	11,606,021

Adjustment for total monetary income for the period	53,676,288	35,706,518

Adjustments to obtain cash flows from operating activities:	4,706,771	4,753,683

Depreciation and amortization	2,787,518	3,313,593
Loan loss allowance	8,069,417	4,394,422
Effect of foreign exhange changes on cash and cash equivalents	(9,194,835)	(851,308)
Loss for the sale of Prisma Medios de Pagos S.A.	-	(5,342,456)
Other adjustments	3,044,671	3,239,432

Net increases from operating assets:	(324,040,651)	(305,265,754)

Debt securities at fair value through profit or loss	(3,799,478)	(20,649,859)
Derivative instruments	1,309,273	3,878,277
Repo transactions	(95,967,154)	162,863,053
Loans and other financing	(148,406,566)	(52,247,149)
Non-financial Government sector	(1,740)	443
Other financial institutions	730,216	496,992
Non-financial Private Sector and Residents Abroad	(149,135,042)	(52,744,584)
Other debt securities	(52,711,951)	(383,134,694)
Financial assets pledged as collateral	(8,528,599)	(6,086,244)
Investments in equity instruments	(329,836)	(107,011)
Other assets	(15,606,340)	(9,782,127)

Net increases from operating liabilities:	326,777,911	221,330,064

Deposits	274,901,694	191,281,107
Non-financial Government sector	2,302,753	8,961,039
Financial Sector	5,537,076	137,056
Non-financial Private Sector and Residents Abroad	267,061,865	182,183,012
Liabilities at fair value through profit or loss	4,639	41
Derivative instruments	192,365	85,500
Other liabilities	51,679,213	29,963,416

Income tax paid	(82,327)	-

Net cash generated by / (used in) operating activities	82,103,788	(31,869,468)

SEPARATE STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	03.31.23	03.31.22

Cash flows from investing activities

Payments:	(2,220,574)	(2,570,870)

Purchase of property and equipment, intangible assets and other assets	(1,794,148)	(2,248,169)
Other payments related to investing activities	(426,426)	(322,701)

Total cash flows used in investing activities	(2,220,574)	(2,570,870)

Cash flows from financing activities

Payments:	(2,105,899)	(3,250,922)

Argentine Central Bank (BCRA)	(29,174)	-
Financing from local financial institutions	(2,056,329)	(2,546,828)
Leases	(20,396)	(704,094)

Collections:	109,579	11,251

Argentine Central Bank (BCRA)	-	11,251
Other collections related to financing activities	109,579	-

Total cash flows used in financing activities	(1,996,320)	(3,239,671)

Effect of exchange rate changes on cash and cash equivalents	9,194,835	851,308
Effect of net monetary income/(loss) of cash and cash equivalents	(73,312,379)	(74,232,588)

Total changes in cash flows	13,769,350	(111,061,289)
Restated cash and cash equivalents at the beginning of the year	360,170,986	517,028,548
Cash and cash equivalents at fiscal period-end	373,940,336	405,967,259

Notes and exhibits are an integral part of these separate financial statements

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 43)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these separate condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of March 31, 2023 and December 31, 2022, its shareholders’ equity would have been reduced by 4,865,604 and 5,456,725, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the three-month period ended March 31, 2022 would have changed. However, this situation did not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2022. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2022 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

-	Measuring unit (Nota 2.1.5. to the consolidated condensed interim financial statements)
-	Summary of Significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
-	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
-	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
-	Transcription to the books (Nota 2.7. to the consolidated condensed interim financial statements)
-	Provisions (Note 23 to the consolidated condensed interim financial statements)
-	Fair values of financial instruments (Note 39 to the consolidated condensed interim financial statements)
-	Segment reporting (Note 40 to the consolidated condensed interim financial statements)
-	Banking deposits guarantee insurance system (Note 45 to the consolidated condensed interim financial statements)
-	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 47 to the consolidated condensed interim financial statements)
-	Trust activities (Note 49 to the consolidated condensed interim financial statements)

-	Mutual funds (Note 50 to the consolidated condensed interim financial statements)
-	Penalties and administrative proceedings instituted by the BCRA (Note 51 to the consolidated condensed interim financial statements)
-	Subsequent events (Note 52 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of March 31, 2023 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4.	Cash and deposits in banks

	03.31.23	12.31.22

BCRA - Current account	244,477,856	196,355,179
Cash	120,057,647	142,981,789
Balances with other local and foreign financial institutions	9,404,833	20,834,018

TOTAL	373,940,336	360,170,986

5.	Debt securities at fair value through profit or loss

	03.31.23	12.31.22

BCRA Liquidity Bills	19,793,524	17,791,699
Government securities	8,523,147	13,274,338

TOTAL	28,316,671	31,066,037

6.	Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.23	12.31.22

Debit balances linked to foreign currency forwards pending settlement in pesos	799,947	2,665,011
Income from put options taken (1)	310,450	59,870
Debit balances linked to interest rate swaps - floating rate for fixed rate	15,549	36,252

TOTAL	1,125,946	2,761,133

(1)	In particular, the Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	03.31.23	12.31.22

Credit balances linked to foreign currency forwards pending settlement in pesos	509,179	407,000
Credit balances linked to interest rate swaps - floating rate for fixed rate	11,662	-

TOTAL	520,841	407,000

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	03.31.23	12.31.22

Foreign currency forwards

Foreign currency forward purchases - US$	797,063	1,165,119
Foreign currency forward sales - US$	814,118	1,217,856
Foreign currency forward sales - Euros	6,925	1,825

Interest rate swaps

Fixed rate for floating rate (1)	1,500,000	1,500,000

Put options:

Put options taken	47,830,810	-

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

7.	Repo transactions

Reverse repurchase transactions

	03.31.23	12.31.22

Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA	141,191,902	63,988,343

TOTAL	141,191,902	63,988,343

Repurchase transactions

No repurchase transactions were accounted for as of March 31, 2023 and December 31, 2022.

8.	Other financial assets

	03.31.23	12.31.22

Measured at amortized cost

Other receivables	15,680,634	15,666,255
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	12,709,544	13,145,891
Financial debtors from spot transactions pending settlement	7,335,270	5,561,967
Non-financial debtors from spot transactions pending settlement	1,511,654	106,857
Other	54,860	72,781

	37,291,962	34,553,751

Allowance for loan losses (Exhibit R)	(451,889)	(506,986)

TOTAL	36,840,073	34,046,765

9.	Loans and other financing

The Bank holds loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.23	12.31.22

Credit Cards	320,883,576	334,200,517
Overdrafts	107,647,656	76,627,339
Consumer loans	91,468,115	86,563,369
Unsecured instruments	77,744,367	70,852,957
Discounted instruments	65,685,698	71,223,969
Mortgage loans	43,721,019	46,879,105
Loans for the prefinancing and financing of exports	32,659,362	30,522,170
Other financial institutions	18,111,665	21,911,382
Pledge loans	10,978,727	10,707,743
Receivables from finance leases	6,168,668	6,772,795
Loans to personnel	5,465,752	5,862,631
Instruments purchased	1,490,674	1,188,431
BCRA	-	10,997
Non-financial government sector	2,874	1,703
Other financing	60,018,817	92,191,889

	842,046,970	855,516,997

Allowance for loan losses (Exhibit R)	(27,083,381)	(25,450,364)

TOTAL	814,963,589	830,066,633

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	03.31.23		12.31.22
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	3,790,973	1,498,346	3,890,864	1,584,470
From 1 to 2 years	3,692,612	1,785,403	3,846,612	1,937,486
From 2 to 3 years	2,838,501	1,659,868	3,094,889	1,875,415
From 3 to 4 years	1,639,831	1,137,136	1,824,020	1,292,681
From 4 to 5 years	123,574	87,915	116,219	82,743

TOTAL	12,085,491	6,168,668	12,772,604	6,772,795

Share		6,005,437		6,589,975
Interest accrued		163,231		182,820

TOTAL		6,168,668		6,772,795

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA is detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	03.31.23	12.31.22

Total Exhibit B and C	887,211,427	881,878,228
Plus:
B.C.R.A.	-	10,997
Loans to personnel	5,465,752	5,862,631
Interest and other items accrued receivable from financial assets with credit value impairment	294,213	249,221

Less:
Allowance for loan losses (Exhibit R)	(27,083,381)	(25,450,364)
Adjustments for effective interest rate	(4,869,516)	(5,014,093)
Corporate Bonds	(4,872,948)	(4,605,358)
Loan commitments	(41,181,958)	(22,864,629)

Total loans and other financing	814,963,589	830,066,633

Note 42.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2023 and December 31, 2022, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.23	12.31.22

Guarantees granted	11,832,473	1,873,909
Secured loans	10,470,090	8,093,676
Overdrafts and receivables agreed not used	9,965,282	2,581,141
Liabilities related to foreign trade transactions	8,914,113	10,315,903

TOTAL	41,181,958	22,864,629

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a)	Financial assets measured at amortized cost

	03.31.23	12.31.22

Argentine Treasury Bond in pesos at 43.25% fixed rate or CER+1%, the lower. Maturity May 2027	35,773,123	39,481,044
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,173,949	14,722,815
TOTAL	49,947,072	54,203,859

b)	Financial assets measured at fair value through OCI

	03.31.23	12.31.22

BCRA Liquidity Bills	508,842,594	570,723,318
Government securities	131,834,508	153,178,765
Private securities - Corporate bonds	4,796,873	4,532,014
BCRA Local Bills	2,466,062	2,587,469

	647,940,037	731,021,566

11.	Financial assets pledged as collateral

As of March 31, 2023 and December 31, 2022, the Bank pledged as collateral the following financial assets:

		03.31.23	12.31.22

Guarantee trust - Government securities at fair value through OCI	(1)	24,267,386	20,328,610
BCRA - Special guarantee accounts (Note 42.1)	(2)	19,209,787	16,879,821
Deposits as collateral	(3)	9,638,733	10,024,974
Guarantee trust - USD	(4)	6,155	8,997,802
TOTAL		53,122,061	56,231,207

(1)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

12.	Income Tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

a)	Current income tax assets

No transactions were accounted for in the period/year ended March 31, 2023 and December 31, 2022.

b)	Current income tax liabilities

Below is a breakdown of the current income tax liabilities disclosed in the separate condensed statement of financial position:

	03.31.23	12.31.22

Income tax provision	15,239,600	8,350,348
Advances	(306,408)	(372,998)
Collections and withholdings	(20,813)	(22,193)

	14,912,379	7,955,157

c)	Deferred income tax

The deferred tax assets and liabilities disclosed in the separate condensed statement of financial position are as follows:

Deferred tax assets:	03.31.23	12.31.22

Allowance for loan losses	8,780,623	5,733,129
Provisions	16,728,161	15,355,877
Loan and credit card commissions	1,516,713	1,486,393
Tax inflation adjustment	1,849,118	2,572,542
Other	22	52

Total deferred assets	28,874,637	25,147,993

	03.31.23	12.31.22

Intangible assets	(6,192,521)	(5,890,117)
Property and equipment	(15,684,108)	(15,806,035)
Investments	(12,668,823)	(11,597,649)

Total deferred liabilities	(34,545,452)	(33,293,801)

Net deferred tax liabilities	(5,670,815)	(8,145,808)

d)	Income Tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	03.31.23	03.31.22

Current income tax expense	(9,114,650)	(63,257)
Income/ (loss) on deferred income tax	3,077,672	(2,989,615)

Income tax recognized through profit or loss	(6,036,978)	(3,052,872)

Income tax recognized through OCI	(602,679)	(1,185,522)

Total income tax	(6,639,657)	(4,238,394)

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the period ended March 31, 2023 and 2022 was 29% and 26%, respectively.

The policy on the recognition of income tax for interim periods is described in Note 11.d) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	03.31.23	12.31.22

Private securities - Shares of other non-controlled companies	1,138,262	1,068,662

TOTAL	1,138,262	1,068,662

13.2 Investments in equity instruments through other comprehensive income

	03.31.23	12.31.22

Banco Latinoaméricano de Exportaciones S.A.	73,449	70,636
Other	2,843	2,973

TOTAL	76,292	73,609

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	03.31.23	12.31.22

BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	5,532,665	4,503,288
Volkswagen Financial Services Compañía Financiera S.A.	4,215,709	4,199,737
PSA Finance Arg. Cía. Financiera S.A.	2,513,466	2,528,040
BBVA Seguros Argentina S.A.	1,505,445	1,457,321
Rombo Compañía Financiera S.A.	1,039,298	905,942
Interbanking S.A.	1,003,065	1,003,065
Play Digital S.A. (1)	803,851	592,314
Openpay Argentina S.A.	235,581	262,334
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	4,860	16,869

TOTAL	16,853,940	15,468,910

(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of December 31, 2022 has been used. In addition, the significant transactions made or events occurred between January 1, 2023 and March 31, 2023 were considered.

15.	Property and equipment

	03.31.23	12.31.22

Real estate	85,603,933	86,199,325
Furniture and facilities	14,932,871	15,501,445
Right of use of leased real estate (Note 25)	7,537,057	7,119,023
Construction in progress	4,177,744	3,980,826
Machinery and equipment	3,502,049	3,790,644
Vehicles	270,296	295,291

TOTAL	116,023,950	116,886,554

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of the nine pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	03.31.2023	12.31.2022

Real Estate - Lavallol	(26,175)	(26,175)
Real Estate - Monte Grande	(116,584)	(116,584)
Real Estate - Caleta Olivia, Santa Cruz	(29,112)	(29,112)
Real Estate - Cerro Las Rosas	(60,741)	(60,741)
Real Estate - Libertador	(426,809)	(426,809)
Real Estate - Store 1 Puerto Madero	(161,400)	(161,400)
Real Estate - Store 5 Puerto Madero	(100,739)	(100,739)
Real Estate - Mar del Plata	(11,817)	(11,817)
Real Estate - Bahía Blanca	(12,708)	(12,708)

TOTAL	(946,085)	(946,085)

16.	Intangible assets
	03.31.23	12.31.22

Licenses - Software	11,558,835	11,626,010

TOTAL	11,558,835	11,626,010

17.	Other non-financial assets

	03.31.23	12.31.22

Investment properties	23,922,079	24,026,937
Prepayments	4,173,429	4,256,517
Tax advances	3,397,818	3,066,961
Advances to suppliers of goods	1,816,207	1,096,644
Advances to personnel	1,167,886	1,943,921
Other miscellaneous assets	317,002	317,002
Assets acquired as security for loans	23,416	23,127
Other	203,106	298,160

TOTAL	35,020,943	35,029,269

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

18.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	03.31.23	12.31.22

Property and equipment held for sale	322,975	273,994

TOTAL	322,975	273,994

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of two pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is reported below:

Account	Impairment
	03.31.2023	12.31.2022

Real Estate held for sale - Fisherton	(106,500)	(106,500)
Real Estate held for sale - Mendoza	(482)	(482)

TOTAL	(106,982)	(106,982)

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.23	12.31.22

Non-financial Government sector	12,038,345	11,783,852
Financial Sector	5,833,703	740,739
Non-financial Private Sector and Residents Abroad	1,551,167,200	1,579,817,136
Savings accounts	549,123,428	607,585,789
Time deposits	526,088,731	497,471,151
Checking accounts	321,937,868	308,565,379
Investment accounts	141,953,998	153,315,882
Other	12,063,175	12,878,935

TOTAL	1,569,039,248	1,592,341,727

20.	Liabilities at fair value through profit or loss

No transactions were accounted for in the period/year ended March 31, 2023 and December 31, 2022.

21.	Other financial liabilities

	03.31.23	12.31.22

Obligations from financing of purchases	97,173,718	100,531,775
Collections and other transactions on behalf of third parties	10,921,821	10,260,208
Liabilities for leases (Note 25)	4,979,044	5,015,782
Payment orders pending credit	4,801,915	7,946,037
Credit balance for spot sales pending settlement	3,797,313	3,234,336
Funds collected under AFIP's instructions	3,069,180	5,697,847
Receivables from spot purchases pending settlement	2,299,672	4,751,124
Commissions accrued payable	95,951	49,719
Other	4,285,034	4,586,484

TOTAL	131,423,648	142,073,312

22.	Financing received from the BCRA and other financial institutions

	03.31.23	12.31.22

Local financial institutions	852,265	2,909,339
Foreign financial institutions	792,069	681,277
BCRA	77,481	107,120

TOTAL	1,721,815	3,697,736

23.	Corporate bonds issued

No transactions were accounted for in the period/year ended March 31, 2023 and December 31, 2022.

24.	Other non-financial liabilities

	03.31.23	12.31.22

Miscellaneous creditors	52,063,280	44,662,814
Advances collected	23,361,042	23,897,467
Other collections and withholdings	19,166,953	21,274,453
Short-term personnel benefits	18,790,686	20,833,755
Cash dividends payable (1)	14,834,791	18,058,732
Other taxes payable	10,076,653	8,122,562
Social security payment orders pending settlement	1,579,547	373,324
Long-term personnel benefits	914,857	1,113,676
Termination benefits payable	765,932	1,092,581
For contract liabilities	464,338	547,364
Other	82,140	186,669

TOTAL	142,100,219	140,163,397

(1)	See Note 43 to the consolidated financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of March 31, 2023 and December 31, 2022:

Rights of use under leases

	Initial			Amortization			Residual
	value as of			Accumulated		For the	value as of
Account	01.01.23	Increases	Decreases	as of 01.01.23	Decreases	Period (1)	03.31.23

Leased real property	16,728,227	736,169	296,681	9,609,204	248,193	269,647	7,537,057

(1) See Note 37.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.23	12.31.22

Up to one year	271,077	41,985	313,062	368,531

From 1 to 5 years	3,331,491	321,567	3,653,058	3,842,760

More than 5 years	1,003,600	9,324	1,012,924	804,491

			4,979,044	5,015,782

Interest and exchange rate difference recognized in profit or loss

	03.31.23	03.31.22

Other operating expenses
Interest on liabilities from leases (Note 38)	(171,065)	(216,981)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(3,816,643)	(2,912,287)

26.	Share capital

Share capital information is disclosed in Note 26 to the consolidated condensed interim financial statements.

27.	Interest income

	03.31.23	03.31.22

Interest on government securities	105,395,550	49,408,097
Interest on credit card loans	26,263,762	16,474,043
Acquisition Value Unit (CER) clause adjustments	21,968,186	13,456,520
Interest on instruments	19,287,781	9,270,264
Premiums on reverse repurchase agreements	17,521,855	15,138,123
Interest on overdrafts	17,288,300	4,864,600
Interest on consumer loans	12,125,801	8,987,542
Acquisition Value Unit (UVA) clause adjustments	8,579,317	6,947,538
Interest on other loans	7,935,470	6,883,999
Interest on loans to the financial sector	2,078,087	2,272,043
Interest on pledge loans	1,130,485	576,774
Interest on mortgage loans	1,065,756	862,407
Interest on finance leases	762,839	421,214
Interest on private securities	219,810	194,418
Interest on loans for the prefinancing and financing of exports	154,415	263,773
Other	193,429	167,893

TOTAL	241,970,843	136,189,248

28.	Interest expense

	03.31.23	03.31.22

Time deposits	96,625,358	44,210,449
Checking accounts deposits	12,854,052	10,637,386
Acquisition Value Unit (UVA) clause adjustments	4,783,553	3,457,228
Savings accounts deposits	507,745	320,429
Other liabilities from financial transactions	134,850	83,402
Interfinancial loans received	130,408	141,381
Premiums on reverse repurchase transactions	-	3,148
Other	816	494

TOTAL	115,036,782	58,853,917

29.	Commission income

	03.31.23	03.31.22

Linked to liabilities	9,014,223	10,887,551
From credit cards	8,164,620	11,083,204
From foreign trade and foreign currency transactions	1,009,992	1,047,506
From insurance	968,203	1,144,465
Linked to securities	383,923	269,530
Linked to loans	345,002	286,761
From guarantees granted	6,451	968

TOTAL	19,892,414	24,719,985

30.	Commission expenses

	03.31.23	03.31.22

For credit and debit cards	7,986,180	10,226,214
For payment of salaries	635,279	705,077
For new channels	453,343	265,887
For data processing	387,938	464,588
For foreign trade transactions	324,395	232,228
For advertising campaigns	44,791	72,196
For digital sales services	1,639	10,558
Linked to transactions with securities	5,353	4,866
Other commission expenses	693,891	845,368

TOTAL	10,532,809	12,826,982

31.	Net income from measurement of financial instruments at fair value through profit or loss

	03.31.23	03.31.22

Income from government securities	5,712,315	1,420,800
Income from foreign currency forward transactions	629,028	1,325,057
Income from private securities	69,969	(121,438)
Income/(loss) from interest rate swaps	21,897	(1,571)
Income/(loss) from loans	(3)	-
Income/(loss) from put options taken	(26,983)	-
Income from corporate bonds	-	1,669
Income from sale or write-off of financial assets (1)	-	5,342,456
Other	-	(6,454)

TOTAL	6,406,223	7,960,519

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

32.	Net income / (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	03.31.23	03.31.22

Income/(Loss) from sale of government securities	38,326	(69,962)

TOTAL	38,326	(69,962)

33.	Foreign exchange and gold gains/(losses)

	03.31.23	03.31.22

Income from purchase-sale of foreign currency	3,359,398	4,323,706
Conversion of foreign currency assets and liabilities into pesos	(2,234,431)	(819,892)

TOTAL	1,124,967	3,503,814

34.	Other operating income

	03.31.23	03.31.22

Adjustments and interest on miscellaneous receivables	2,062,154	1,556,774
Rental of safe deposit boxes	683,776	1,052,730
Loans recovered	645,885	805,541
Debit and credit card commissions	476,395	520,876
Rent	250,253	96,736
Fees expenses recovered	219,131	275,891
Punitive interest	208,768	107,352
Commission from syndicated transactions	100,203	145,729
Allowances reversed	2,984	33,074
Income from asset sale in equity instruments (1)	-	1,715,418
Other operating income	668,081	583,035

TOTAL	5,317,630	6,893,156

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.	Personnel benefits

	03.31.23	03.31.22

Salaries	12,577,313	11,016,677
Other short-term personnel benefits	4,561,707	3,093,717
Social security withholdings and collections	3,685,914	3,190,597
Personnel compensation and bonuses	475,248	578,202
Personnel services	337,168	269,837

TOTAL	21,637,350	18,149,030

36.	Administrative expenses

	03.31.23	03.31.22

Taxes	4,731,843	4,246,096
Rent	3,492,762	3,183,430
IT	2,728,324	715,190
Contracted administrative services	2,572,802	1,347,190
Maintenance and repair costs	2,107,504	1,979,962
Armored transportation services	2,027,697	2,493,848
Advertising	1,529,700	1,032,670
Electricity and communications	809,900	800,754
Trade reports	757,752	365,710
Documents distribution	691,949	716,559
Other fees	548,536	603,829
Security services	548,323	573,660
Insurance	188,521	218,687
Representation and travel expenses	118,630	82,489
Fees to Bank Directors and Supervisory Committee	19,391	21,302
Stationery and supplies	24,191	52,866
Other administrative expenses	718,184	701,424

TOTAL	23,616,009	19,135,666

37.	Asset depreciation and impairment

	03.31.23	03.31.22

Property and equipment	2,137,095	2,385,533
Intangible assets	317,185	143,902
Right of use of leased real estate	269,647	752,935
Depreciation of other assets	63,591	31,223

TOTAL	2,787,518	3,313,593

38.	Other operating expenses

	03.31.23	03.31.22

Turnover tax	14,740,917	10,272,958
Other allowances (Exhibit J)	1,556,084	1,250,231
Initial recognition of loans	996,961	1,014,763
Contribution to the Deposit Guarantee Fund	583,366	644,077
Claims	275,397	589,399
Interest on liabilities from leases (Note 25)	171,065	216,981
Reorganization expenses (Exhibit J)	-	296,342
Other operating expenses	963,253	868,144

TOTAL	19,287,043	15,152,895

39.	Related parties

See Note 41 to the consolidated condensed interim financial statements.

40.	Restrictions to the distributions of earnings

See Note 43 to the consolidated condensed interim financial statements as regards restrictions to the distribution of earnings.

41.	Restricted assets

As of March 31, 2023 and December 31, 2022, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	03.31.23	12.31.22

Argentine Treasury Bonds adjusted by CER. Maturity 2024	50,206	50,288

Total	50,206	50,288

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 53,122,061 and 56,231,207 as of March 31, 2023 and December 31, 2022, respectively (see Note 11 to these separate condensed interim financial statements).

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.23	12.31.22

Balances at the BCRA

BCRA - Current account not restricted	243,187,913	196,355,179
BCRA - Special guarantee accounts - restricted (Note 11)	19,209,787	16,879,821
B.C.R.A. – Special pension accounts – restricted	1,289,943	-

	263,687,643	213,235,000

Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,173,949	14,722,815
Treasury Bonds adjusted by 4.25% CER. Maturity 02-14-2025	11,759,908	-
Argentine Treasury Bond in pesos. Maturity 05-23-2027	35,773,123	39,481,044
Other debt securities	12,707,689	22,563,907
BCRA Liquidity Bills	528,636,118	588,515,017

TOTAL	866,738,430	878,517,783

42.2 Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	03.31.23	12.31.22

Credit risk	83,379,106	80,855,186
Operational risk	33,177,383	32,918,775
Market risk	1,429,467	1,328,965

Paid-in	402,881,526	330,722,637

Surplus	284,895,570	215,619,711

43.	Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	03.31.23	12.31.22

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bond in pesos at 16%. Maturity 10-17-2023	5319	7,538,605	1	7,538,605	8,505,744	7,538,605	-	7,538,605
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	820,893	1	820,893		820,893	-	820,893
Treasury Bills at discount. Maturity 04-28-2023 ARS	9142	7,147	1	7,147		7,147	-	7,147
Treasury Bills adjusted by CER. Maturity 02-17-2023	9111	-	1	-	483,617	-	-	-

Subtotal Government Securities - In pesos		8,366,645		8,366,645	8,989,361	8,366,645	-	8,366,645

Government Securities - In foreign currency

Argentine Treasury Bond in dual currency. Maturity 07-31-2023	9146	144,662	1	144,662	4,284,977	144,662	746	145,408
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086/94727	11,840	1	11,840	-	11,840	-	11,840

Subtotal Government Securities - In foreign currency		156,502		156,502	4,284,977	156,502	746	157,248

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 04-05-2023	13962	19,793,524	2	19,793,524	-	19,793,524	-	19,793,524
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	17,791,699	-	-	-

Subtotal BCRA Bills - In pesos		19,793,524		19,793,524	17,791,699	19,793,524	-	19,793,524

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		28,316,671		28,316,671	31,066,037	28,316,671	746	28,317,417

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

		HOLDING				POSITION
		Value	Fair	Book	Book	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	03.31.23	12.31.22

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos

Argentine Treasury Bonds adjusted by 1.55% CER in pesos. Maturity 07-26-2024	5405	30,151,788	2	30,151,788	31,208,182	30,151,788	-	30,151,788
Treasury Bonds adjusted by 1.50% CER. Maturity 03-25-2024	5493	29,437,650	2	29,437,650	30,259,231	29,437,650	-	29,437,650
Treasury Bonds in pesos adjusted by 4% CER. Maturity 10-14-2024	9179	16,129,941	2	16,129,941	-	16,129,941	119,368	16,249,309
Treasury Bonds in pesos adjusted by 3.75% CER. Maturity 04-14-2024	9178	12,707,689	2	12,707,689	-	12,707,689	63,082	12,770,771
Treasury Bonds in pesos adjusted by 1.45% CER. Maturity 08-13-2023	5497	11,847,912	2	11,847,912	25,313,599	11,847,912	-	11,847,912
Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	9180	11,759,908	2	11,759,908	-	11,759,908	105,801	11,865,709
Boncer Tx26 2%. Maturity 11-9-2026	5925	9,809,116	1	9,809,116	10,059,539	9,809,116	-	9,809,116
Treasury Bills adjusted by CER. Maturity 07-18-2023	9182	7,035,000	2	7,035,000	-	7,035,000	-	7,035,000
Treasury Bills adjusted by CER. Maturity 06-16-2023	9152	1,753,917	1	1,753,917	5,923,915	1,753,917	18,354	1,772,271
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	888,183	1	888,183	16,085,124	888,183	3,099	891,282
Treasury Bonds in pesos adjusted by 1.40% CER. Maturity 03-25-2023	5492/81012	-	1	-	10,627,461	-	-	-
Treasury Bills at discount ARS. Maturity 05-31-2023	9171	-	2	-	1,779,444	-	-	-
Treasury Bills at discount ARS. Maturity 03-31-2023	9164	-	2	-	11,052,209	-	-	-
Treasury Bills at discount ARS. Maturity 04-28-2023	9142	-	2	-	9,732,254	-	-	-
Treasury Bills adjusted by CER. Maturity 04-21-2023	9118	-	1	-	811,321	-	-	-

Subtotal Government Securities - In pesos		131,521,104		131,521,104	152,852,279	131,521,104	309,704	131,830,808

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	313,404	1	313,404	326,486	313,404	-	313,404

Subtotal Government Securities - In foreign currency		313,404		313,404	326,486	313,404	-	313,404

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 04-04-2023	13961	79,362,960	2	79,362,960	-	79,362,960	-	79,362,960
BCRA Liquidity Bills in pesos. Maturity 04-18-2023	13969	67,433,100	2	67,433,100	-	67,433,100	-	67,433,100
BCRA Liquidity Bills in pesos. Maturity 04-27-2023	13972	66,185,203	2	66,185,203	-	66,185,203	-	66,185,203
BCRA Liquidity Bills in pesos. Maturity 04-20-2023	13970	62,357,100	2	62,357,100	-	62,357,100	-	62,357,100
BCRA Liquidity Bills in pesos. Maturity 04-05-2023	13962	59,380,571	2	59,380,571	-	59,380,571	-	59,380,571
BCRA Liquidity Bills in pesos. Maturity 04-11-2023	13963	58,695,780	2	58,695,780	-	58,695,780	-	58,695,780
BCRA Liquidity Bills in pesos. Maturity 04-13-2023	13968	58,461,720	2	58,461,720	-	58,461,720	-	58,461,720
BCRA Liquidity Bills in pesos. Maturity 04-25-2023	13971	56,966,160	2	56,966,160	-	56,966,160	-	56,966,160
BCRA Liquidity Bills in pesos. Maturity 01-26-2023	13934	-	2	-	201,844,601	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-03-2023	13927	-	2	-	72,458,060	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2023	13928	-	2	-	72,169,043	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-10-2023	13929	-	2	-	59,543,120	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-17-2023	13931	-	2	-	58,716,175	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	53,375,097	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-19-2023	13932	-	2	-	52,617,222	-	-	-

Subtotal BCRA Bills - In pesos		508,842,594		508,842,594	570,723,318	508,842,594	-	508,842,594

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 10-03-2023	11815	626,965	2	626,965	646,867	626,965	-	626,965
Local BCRA Bills in USD. Maturity 10-04-2023	11816	626,965	2	626,965	646,867	626,965	-	626,965
Local BCRA Bills in USD. Maturity 09-29-2023	11808	585,167	2	585,167	646,867	585,167	-	585,167
Local BCRA Bills in USD. Maturity 10-05-2023	11817	417,977	2	417,977	431,246	417,977	-	417,977
Local BCRA Bills in USD. Maturity 09-23-2023	11804	208,988	2	208,988	215,622	208,988	-	208,988

Subtotal BCRA Bills - In foreign currency		2,466,062		2,466,062	2,587,469	2,466,062	-	2,466,062

Private Securities - In pesos

Corporate Bond Arcor Class 17 adjusted by UVA. Maturity 10-20-2025	55692	755,527	3	755,527	750,372	755,527	-	755,527
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	56855	434,400	3	434,400	-	434,400	-	434,400
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	216,100	3	216,100	-	216,100	-	216,100
Corporate Bond Bco. de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	212,429	3	212,429	-	212,429	-	212,429
Corporate Bond Refi Pampa Class 2 adjusted by UVA. Maturity 05-06-2025	56123	41,946	3	41,946	41,252	41,946	-	41,946

Subtotal Private Securities - In Pesos		1,660,402		1,660,402	791,624	1,660,402	-	1,660,402

Private Securities - In foreign currency

Corporate Bond Vista Energy Clase 13 U$S Maturity. 8-08-2024	56207	1,440,190	2	1,440,190	1,647,176	1,440,190	-	1,440,190
Corporate Bond Vista Energy Clase 15 U$S Maturity. 01-21-2025	56637	908,377	2	908,377	1,077,173	908,377	-	908,377
Corporate Bond Luz De Tres Picos 4 U$S Maturity 09-29-2026	56467	487,284	2	487,284	676,886	487,284	-	487,284
Corporate Bond in foreign currency Pcr Class H	55849	196,772	2	196,772	230,566	196,772	-	196,772
Corporate Bond Molinos Agro SA U$S Link Maturity 05-18-2023	55364	103,848	2	103,848	108,589	103,848	-	103,848

Subtotal Private Securities - In foreign currency		3,136,471		3,136,471	3,740,390	3,136,471	-	3,136,471

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		647,940,037		647,940,037	731,021,566	647,940,037	309,704	648,249,741

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

		HOLDING				POSITION
		Value	Fair	Book	Book	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	03.31.23	12.31.22

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST
Government Securities - In pesos

Argentine Treasury Bond in pesos. Maturity 05-23-2027	9132	35,773,123	2	35,773,123	39,481,044	35,773,123	-	35,773,123
Argentine Treasuty Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	14,173,949	2	14,173,949	14,722,815	14,173,949	-	14,173,949

Subtotal Government Securities - In pesos		49,947,072		49,947,072	54,203,859	49,947,072	-	49,947,072

TOTAL DEBT SECURITIES AT AMORTIZED COST		49,947,072		49,947,072	54,203,859	49,947,072	-	49,947,072

TOTAL OTHER DEBT SECURITIES		697,887,109		697,887,109	785,225,425	697,887,109	309,704	698,196,813

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		767,673	1	767,673	680,922	767,673	-	767,673
Banco de Valores de Bs. As. Share		370,589	1	370,589	387,740	370,589	-	370,589

Subtotal Private Securities - In Pesos		1,138,262		1,138,262	1,068,662	1,138,262	-	1,138,262

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS		1,138,262		1,138,262	1,068,662	1,138,262	-	1,138,262

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Other		217	2	217	264	217	-	217

Subtotal Private Securities - In Pesos		217		217	264	217	-	217

Foreign:
Private Securities - In foreign currency

Other		76,075	2	76,075	73,345	76,075	-	76,075

Subtotal Private Securities - In foreign currency		76,075		76,075	73,345	76,075	-	76,075

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OCI		76,292		76,292	73,609	76,292	-	76,292

TOTAL EQUITY INSTRUMENTS		1,214,554		1,214,554	1,142,271	1,214,554	-	1,214,554

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Account	03.31.23	12.31.22

COMMERCIAL PORTFOLIO

Normal performance	327,211,544	299,413,614
Preferred collaterals and counter-guarantees "A"	1,237,903	2,203,251
Preferred collaterals and counter-guarantees "B"	2,025,101	2,519,459
No preferred guarantees or counter guarantees	323,948,540	294,690,904

With special follow-up	874,895	934,713

Under negotiation or refinancing agreements	874,895	934,713
Preferred collaterals and counter-guarantees "B"	152,395	157,233
No preferred guarantees or counter guarantees	722,500	777,480

Troubled	1,169,369	1,339,010
No preferred guarantees or counter guarantees	1,169,369	1,339,010

With high risk of insolvency	168,039	173,355
No preferred guarantees or counter guarantees	168,039	173,355

Uncollectible	28,292	33,295
No preferred guarantees or counter guarantees	28,292	33,295

TOTAL	329,452,139	301,893,987

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Account	03.31.23	12.31.22

CONSUMER AND HOUSING PORTFOLIO

Normal performance	538,899,125	564,379,433
Preferred collaterals and counter-guarantees "A"	521,516	201,585
Preferred collaterals and counter-guarantees "B"	51,202,558	46,955,330
No preferred guarantees or counter guarantees	487,175,051	517,222,518

Low risk	8,143,573	6,876,463
Preferred collaterals and counter-guarantees "B"	507,413	450,257
No preferred guarantees or counter guarantees	7,636,160	6,426,206

Low risk - with special follow-up	262,995	225,693
No preferred guarantees or counter guarantees	262,995	225,693

Medium risk	6,151,179	4,722,179
Preferred collaterals and counter-guarantees "A"	77	62
Preferred collaterals and counter-guarantees "B"	197,895	101,989
No preferred guarantees or counter guarantees	5,953,207	4,620,128

High risk	3,773,391	3,308,292
Preferred collaterals and counter-guarantees "B"	147,528	168,843
No preferred guarantees or counter guarantees	3,625,863	3,139,449

Uncollectible	529,025	472,181
Preferred collaterals and counter-guarantees "A"	4,302	5,237
Preferred collaterals and counter-guarantees "B"	119,220	86,130
No preferred guarantees or counter guarantees	405,503	380,814

TOTAL	557,759,288	579,984,241

GRAND TOTAL	887,211,427	881,878,228

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	03.31.23		12.31.22
		% over		% over
Number of customers	Book	total	Book	total
	balance	portfolio	balance	portfolio

10 largest customers	93,567,489	10.55%	74,449,914	8.44%
50 following largest customers	119,164,776	13.43%	105,789,448	12.00%
100 following largest customers	60,754,553	6.85%	58,919,987	6.68%
All other customers	613,724,609	69.17%	642,718,879	72.88%

TOTAL	887,211,427	100.00%	881,878,228	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statements originally issued in Spanish - See Note 43)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	2,874	-	-	-	-	-	2,874
Financial Sector	-	10,634,399	2,059,073	762,325	2,646,819	6,816,622	1,711,603	24,630,841
Non-financial private sector and
residents abroad	9,865,140	416,368,890	108,738,982	89,158,858	108,495,610	87,551,862	159,970,966	980,150,308

TOTAL	9,865,140	427,006,163	110,798,055	89,921,183	111,142,429	94,368,484	161,682,569	1,004,784,023

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statements originally issued in Spanish - See Note 43)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	1,703	-	-	-	-	-	1,703
B.C.R.A.	-	10,997	-	-	-	-	-	10,997
Financial Sector	-	8,573,485	6,257,840	2,972,519	2,233,029	7,581,942	2,206,914	29,825,729
Non-financial private sector and
residents abroad	7,991,105	439,875,173	113,561,707	94,827,652	81,042,319	82,142,814	162,398,002	981,838,772

	7,991,105	448,461,358	119,819,547	97,800,171	83,275,348	89,724,756	164,604,916	1,011,677,201

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	03.31.23		12.31.22
		% over		% over
Number of customers	Book	total	Book	total
	balance	portfolio	balance	portfolio

10 largest customers	184,970,072	11.79%	149,857,321	9.41%

50 following largest customers	186,438,250	11.88%	178,806,163	11.23%

100 following largest customers	70,147,266	4.47%	66,210,196	4.16%

All other customers	1,127,483,660	71.86%	1,197,468,047	75.20%

TOTAL	1,569,039,248	100.00%	1,592,341,727	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	1,097,895,780	412,771,534	129,334,815	1,733,123	122,438	-	1,641,857,690
Non-financial Government sector	12,127,411	63,772	-	-	-	-	12,191,183
Financial Sector	5,833,703	-	-	-	-	-	5,833,703
Non-financial Private Sector and Residents Abroad	1,079,934,666	412,707,762	129,334,815	1,733,123	122,438	-	1,623,832,804
Derivative instruments	520,841	-	-	-	-	-	520,841
Other financial liabilities	131,537,395	259,687	330,680	616,961	1,058,086	5,054,245	138,857,054
Financing received from the BCRA and other financial institutions	1,107,947	260,056	361,503	-	-	-	1,729,506

TOTAL	1,231,061,963	413,291,277	130,026,998	2,350,084	1,180,524	5,054,245	1,782,965,091

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	1,371,704,975	125,597,871	126,081,581	1,566,708	94,553	-	1,625,045,688
Non-financial Government sector	11,688,884	164,310	-	-	-	-	11,853,194
Financial Sector	740,739	-	-	-	-	-	740,739
Non-financial Private Sector and Residents Abroad	1,359,275,352	125,433,561	126,081,581	1,566,708	94,553	-	1,612,451,755
Derivative instruments	407,000	-	-	-	-	-	407,000
Other financial liabilities	142,274,702	340,433	452,845	722,613	1,270,261	5,927,590	150,988,444
Financing received from the BCRA and other financial institutions	3,132,866	298,321	267,338	-	-	-	3,698,525

TOTAL	1,517,519,543	126,236,625	126,801,764	2,289,321	1,364,814	5,927,590	1,780,139,657

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
AS OF MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

				Decreases
Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 03.31.23

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	3,279,709	596,899	(1)(3)	-	-	(605,942)	3,270,666

- For administrative, disciplinary and criminal penalties	6,087	-		-	-	(1,087)	5,000

- Provisions for termination plans	552,685	-		-	-	(98,668)	454,017

- Other	6,539,816	959,687	(2)	2,984	206,724	(1,231,306)	6,058,489

TOTAL PROVISIONS	10,378,297	1,556,586		2,984	206,724	(1,937,003)	9,788,172

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	It includes an increase of 502 for exchange differences in foreign currency for contingent commitments.

PROVISIONS
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

				Decreases		Monetary gain (loss) generated by provisions
Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses		Balances as of 12.31.22

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	2,024,234	2,489,198	(1)(4)	-	-	(1,233,723)	3,279,709

- For administrative, disciplinary and criminal penalties	11,857	-		-	-	(5,770)	6,087

- Provisiones por reorganización	3,185,631	2,889,575	(3)	277,371	4,507,970	(1,289,865)	-

- Provisions for termination plans	624,150	272,976		-	-	(344,441)	552,685

- Other	7,256,287	4,555,736	(2)	-	1,022,372	(4,249,835)	6,539,816

TOTAL PROVISIONS	13,102,159	10,207,485		277,371	5,530,342	(7,123,634)	10,378,297

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 3,243 for exchange differences in foreign currency for contingent commitments.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

ACCOUNTS	TOTAL	AS OF 03.31.23 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	03.31.23	Dollar	Euro	Real	Other	12.31.22

Cash and deposits in banks	300,801,397	291,919,553	8,500,857	23,226	357,761	302,398,984
Debt securities at fair value through profit or loss	156,502	156,502	-	-	-	4,284,977
Other financial assets	9,778,638	9,772,818	5,820	-	-	10,287,658
Loans and other financing	42,323,568	42,076,428	246,953	-	187	46,908,026
Non-financial Government sector	331	331	-	-	-	57
Other financial institutions	1,293	1,293	-	-	-	792
Non-financial Private Sector and Residents Abroad	42,321,944	42,074,804	246,953	-	187	46,907,177
Other debt securities	5,915,937	5,915,937	-	-	-	6,654,345
Financial assets pledged as collateral	5,119,209	5,119,209	-	-	-	13,112,107
Investments in equity instruments	76,075	76,075	-	-	-	73,345

TOTAL ASSETS	364,171,326	355,036,522	8,753,630	23,226	357,948	383,719,442

	TOTAL	AS OF 03.31.23 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	03.31.23	Dollar	Euro	Real	Other	12.31.22

Deposits	333,997,825	328,423,297	5,574,528	-	-	348,258,769
Non-financial Government sector	7,862,651	7,833,253	29,398	-	-	7,826,721
Financial Sector	121,578	119,822	1,756	-	-	104,982
Non-financial Private Sector and Residents Abroad	326,013,596	320,470,222	5,543,374	-	-	340,327,066
Other financial liabilities	24,271,395	23,298,257	950,527	-	22,611	26,654,806
Financing received from the BCRA and other financial institutions	1,343,680	1,150,609	193,071	-	-	1,350,898
Other non-financial liabilities	15,827,370	7,911,372	7,915,998	-	-	13,713,795

TOTAL LIABILITIES	375,440,270	360,783,535	14,634,124	-	22,611	389,978,268

EXHIBIT O

DERIVATIVES
AS OF MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	12	5	34	1,500,000

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	3	158,872,320

FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	2	1	1	245,205,746

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	2	1	55	132,850,824

OPTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents abroad	9	2	263	48,141,260

DERIVATIVES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	12	8	31	1,825,985

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	3	71,326,266

FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	387,034,606

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad	2	1	57	2,352,932

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	2	1	67	183,289,266

OPTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents abroad	9	5	263	5,763,029

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF MARCH 31, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balance
	as of 12.31.22	following	FI with significant	FI with credit	gain (loss)	as of 03.31.23
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	506,986	16,827	-	21,209	(93,133)	451,889

Loans and other financing	25,450,364	943,796	1,927,859	3,491,284	(4,729,922)	27,083,381
Other financial institutions	1,096,741	15,223	26,890	(821)	(136,674)	1,001,359
Non-financial Private Sector and Residents Abroad	24,353,623	928,573	1,900,969	3,492,105	(4,593,248)	26,082,022
Overdrafts	1,269,008	290,318	99,812	(71,667)	(238,622)	1,348,849
Instruments	928,950	165,441	78,310	16,600	(169,872)	1,019,429
Mortgage loans	2,087,857	(3,230)	158,820	372,516	(411,050)	2,204,913
Pledge loans	180,780	27,053	3,648	(2,745)	(32,342)	176,394
Consumer loans	4,989,784	184,346	167,906	1,242,889	(1,001,837)	5,583,088
Credit Cards	12,289,767	443,973	1,369,505	1,589,467	(2,327,915)	13,364,797
Finance leases	231,812	11,435	9,284	40,836	(43,374)	249,993
Other	2,375,665	(190,763)	13,684	304,209	(368,236)	2,134,559

Other debt securities	39,060	13,688	-	-	(7,802)	44,946

Contingent commitments	3,279,709	514,697	59,576	22,626	(605,942)	3,270,666

TOTAL ALLOWANCES	29,276,119	1,489,008	1,987,435	3,535,119	(5,436,799)	30,850,882

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balance
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 12.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	612,219	152,227	-	118,290	(375,750)	506,986

Loans and other financing	31,900,245	4,512,782	3,563,911	1,183,958	(15,710,532)	25,450,364
Other financial institutions	781,077	689,275	223,378	(3,275)	(593,714)	1,096,741
Non-financial Private Sector and Residents Abroad	31,119,168	3,823,507	3,340,533	1,187,233	(15,116,818)	24,353,623
Overdrafts	762,859	636,236	254,725	404,491	(789,303)	1,269,008
Instruments	1,425,104	226,145	(25,492)	(19,531)	(677,276)	928,950
Mortgage loans	1,743,187	79,221	320,628	1,032,520	(1,087,699)	2,087,857
Pledge loans	234,900	53,858	735	27,028	(135,741)	180,780
Consumer loans	6,088,908	457,804	(20,743)	1,648,745	(3,184,930)	4,989,784
Credit Cards	11,534,687	1,627,835	3,600,916	1,859,841	(6,333,512)	12,289,767
Finance leases	222,822	40,383	10,030	76,445	(117,868)	231,812
Other	9,106,701	702,025	(800,266)	(3,842,306)	(2,790,489)	2,375,665

Other debt securities	35,829	28,085	-	-	(24,854)	39,060

Contingent commitments	2,024,234	1,671,607	776,749	40,841	(1,233,722)	3,279,709

TOTAL ALLOWANCES	34,572,527	6,364,701	4,340,660	1,343,089	(17,344,858)	29,276,119

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of March 31, 2023 and December 31, 2022, its shareholders’ equity would have been reduced by 4,865,604 and 5,456,725, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the three-month period ended March 31, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on May 23, 2023.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of March 31, 2023 and December 31, 2022.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of March 31, 2023, the Entity's total assets, liabilities and shareholders' equity amounted to 2,359,830,386; 1,900,056,628; and 459,773,758; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.7 million active customers as of March 31, 2023. That network includes 243 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 896 ATMs, 856 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 5,957 employees, including 94 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 853,867,027 as of March 31, 2023, reflecting a 2.99% increase as compared to the previous year.

As it relates to consumer loans, including pledge loans, credit cards, mortgage loans and consumer loans, the latter jointly with credit cards decreased the least, by 0.28% in the case of consumer loans and 5.10% in credit cards, compared with March 31, 2022.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 9.33% at period-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The non performing ratio (Financings non performing/total financing) was 1.31%, with a coverage level (total allowances/non performing) of 220.30% as of March 31, 2023.

The exposure for securities as of March 31, 2023 totaled $ 867,647,582, including repos.

In terms of liabilities, customers’ resources totaled $ 1,571,863,042, with a 3.50% decrease over the last twelve months.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

Banco BBVA Argentina S.A.'s consolidated market share in private deposits was 6.83% at period-end, based on the BCRA's daily information (principal balance as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 15,019,321 as of March 31, 2023, representing a return on average shareholders' equity of 13.66%, a return on average assets of 2.57%, and a return on average liabilities of 0.78%.

Accumulated net interest income totaled 131,189,349, up by 63.69% compared to March 2022. Such increase was driven by increased income from government securities and interest on overdraft facilities, offset by an increase in interest on term deposits.

Accumulated net commission income totaled 11,326,740 accounting decreasing by 16.43% as compared to March 2022. This decrease was due to a decrease in credit card commissions and higher commission expenses.

Accumulated administrative expenses and personnel benefits totaled 46,032,213, up by 21.28% vis-a-vis March 2022. This increase was due to higher remuneration expenses and hired administrative services.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

Outlook

Despite the less favorable global context and the local environment signed by the difficulty of correcting current macroeconomic distortions and meeting the objectives established in the arrangements reached in March last year with the International Monetary Fund, the economic activity has shown certain dynamism in 2022. GDP grew 5.2% in 2022 and would drop 2.5% in 2023 according to BBVA Research’s estimates. Expected GDP contraction in 2023 is supported by the global slowdown, high inflation (94.8% in December 2022, and foreseeably higher in 2023), financial volatility, the limited margin to adopt new stimulus measures and the uncertainty as regards the evolution of the economic policy in a presidential election year.

The banking system is influenced by the high inflation scenario. At the end of March 2023 both private credit and private deposits, grew 78% and 108%, respectively, comparative with March 2022 (source: BCRA siscen reporting regime as of March 31, 2023. Capital balances as of the last day of each period, in nominal terms). Meanwhile, the total NPL ratio decreased to 3.2%, compared to 3.9% as of March 2022 (source: Banking Report, BCRA, latest available data February 2023).

BBVA Argentina continues to actively monitor its businesses, financial position, and results of operations, and believes it is competitively positioned to face the challenges posed by the prevailing context. The Bank’s funding costs are low due to an adequate deposit mix, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

Corporate responsibility is embedded in the Bank’s business model, driving financial inclusion and education, and supporting scientific research and culture. BBVA Argentina operates with uttermost integrity, long-term vision and best practices, and has a presence among the main sustainability indexes through BBVA Group.

The Bank's digital transformation is now an inherent part of the way the institution does business. Our service offering has evolved in such a way that at the end of March 2023, the penetration of our digital customers reached 62%, remaining stable vis-a-vis the end of the previous year, while that of our mobile customers reached 56%, up from 54% a year ago. Our customers’ response has been satisfactory, and we are convinced that we are on the right track to maintain and enhance our competitive position in the financial system. In the quarter, the acquisition of new digital customers over traditional ones was 72%.

The Bank’s goal for 2023 will be to maintain its current strength built all over the years, within the framework of a decisive year for Argentina.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.23	03.31.22	03.31.21	03.31.20	03.31.19

Total assets	2,359,830,386	2,388,392,315	2,351,067,901	2,317,308,794	2,678,575,472

Total liabilities	1,900,056,628	1,991,750,188	1,971,112,565	1,916,026,430	2,319,703,672

Shareholders' Equity	453,205,747	389,304,375	372,433,592	393,479,024	358,646,737

Minority interest	6,568,011	7,337,752	7,521,744	7,803,340	225,063

Total liabilities + Shareholders' Equity
+ Minority interest	2,359,830,386	2,388,392,315	2,351,067,901	2,317,308,794	2,678,575,472

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.23	03.31.22	03.31.21	03.31.20	03.31.19

Net interest income	131,189,349	80,142,999	68,280,620	74,317,867	68,002,466

Net commission income	11,326,740	13,553,624	10,631,710	8,479,257	10,406,702

Net income from measurement of financial instruments at fair value through profit or loss	6,977,892	8,346,762	5,071,464	4,472,265	16,962,518
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	38,326	(69,962)	(104,573)	(3,312,864)	(28,315)
Foreing exchange and gold gains/(losses)	1,054,747	3,496,551	2,837,934	5,592,723	8,930,887
Other operating income	5,492,036	6,894,482	4,901,149	4,696,350	23,812,553
Loan loss allowance	(8,177,833)	(4,635,996)	(6,064,366)	(7,337,954)	(7,311,970)

Net operating income	147,901,257	107,728,460	85,553,938	86,907,644	120,774,841

Personnel benefits	(22,052,654)	(18,518,539)	(18,506,433)	(20,066,486)	(18,995,973)
Administrative expenses	(23,979,559)	(19,438,240)	(16,894,634)	(16,227,312)	(14,285,782)
Asset depreciation and impairment	(2,820,321)	(3,339,332)	(3,387,508)	(3,719,206)	(5,557,604)
Other operating expenses	(20,291,557)	(15,841,787)	(14,727,124)	(14,064,995)	(20,382,484)

Operating income	78,757,166	50,590,562	32,038,239	32,829,645	61,552,998

Loss from associates and joint ventures	(60,163)	(545,783)	(92,914)	124,631	(344,934)

Loss on net monetary position	(56,795,954)	(38,263,020)	(23,926,154)	(16,936,936)	(22,700,228)

Income before income tax from continuing activities	21,901,049	11,781,759	8,019,171	16,017,340	38,507,836

Income tax from continuing activities	(6,881,728)	(3,539,972)	1,383,590	(9,783,829)	(16,494,977)

Net income from continuing activities	15,019,321	8,241,787	9,402,761	6,233,511	22,012,859

Net income for the year	15,019,321	8,241,787	9,402,761	6,233,511	22,012,859

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.23	03.31.22	03.31.21	03.31.20	03.31.19

Net cash generated by / (used in) operating activities	85,887,635	(31,188,125)	146,016,417	(63,778,399)	(8,013,704)

Total cash flows (used in) / generated by investing activities	(2,286,210)	(2,622,559)	(1,363,140)	(843,379)	6,647,326

Total cash flows (used in) / generated by financing activities	(5,977,185)	(3,835,511)	(4,991,703)	(5,879,792)	9,068,237

Effect of exchange rate changes	9,211,763	853,812	2,449,184	20,296,369	20,427,648

Effect of net monetary income/(loss) of cash and cash equivalents	(73,399,323)	(74,474,971)	(66,301,424)	(48,919,175)	(73,648,888)

Total cash generated / (used) during the period	13,436,680	(111,267,354)	75,809,334	(99,124,376)	(45,519,381)

REPORTING SUMMARY FOR

THE PERIOD ENDED MARCH 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

COMPARATIVE STATISTICAL DATA
COMPARATIVE WITH PREVIOUS FISCAL YEARS
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(variation of balances over the previous fiscal year)

	03.31.23 / 03.31.22	03.31.22 / 03.31.21	03.31.21 / 03.31.20	03.31.20 / 03.31.19

Total loans	2.99%	-8.08%	-8.66%	-20.55%

Total deposits	-3.50%	1.23%	8.55%	-20.68%

Income/(loss)	82.23%	-12.35%	50.84%	-71.68%

Shareholders' Equity	15.92%	4.39%	-5.31%	11.82%

COMPARATIVE STATISTICAL DATA
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS

	03.31.23	03.31.22	03.31.21	03.31.20	03.31.19

Solvency (a)	24.20%	19.91%	19.28%	20.94%	15.47%

Liquidity (b)	78.69%	79.64%	72.04%	68.11%	60.93%

Tied-up capital (c)	33.23%	36.22%	35.29%	34.11%	42.93%

Indebtedness (d)	4.13	5.02	5.19	4.77	6.46

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of March 31, 2023, (b) the condensed consolidated statements of income and other comprehensive income, the changes in shareholders’ equity and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in the such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.
A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards” related to the measurement of the remaining investment in Prisma Medios de Pago S.A., in which the Bank exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was determined as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the three-month period ended March 31, 2022 would have changed.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 53. to the interim condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same period indicated in paragraph 1.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of March 31, 2023, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 713,769,007, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended March 31, 2023, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of March 31, 2023 and as of March 31, 2022, 2021, 2020 and 2019, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of March 31, 2021, 2020 and 2019, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on May 26, 2021, June 8, 2020 and May 8, 2019, respectively.

The figures of the comparative information have been restated to consider the changes in the currency general purchasing power and are thus stated in the constant currency as of the end of the reporting period.

d)     As stated in note 47 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of March 31, 2023.

City of Buenos Aires

May 23, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of March 31, 2023; (b) the condensed separate statements of income and other comprehensive income, the changes in shareholders’ equity, and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.
A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.
b)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards” related to the measurement of the remaining investment in Prisma Medios de Pago S.A., in which the Bank exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was determined as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the three-month period ended March 31, 2022 would have changed.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 43. to the interim condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal aspects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of March 31, 2023, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 713,769,007, none of which was due and payable as of that date.

c)	As stated in note 47 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of March 31, 2023.

City of Buenos Aires

May 23, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

A member firm of Ernst & Young Global Limited

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2023, and in compliance with the terms of Section 294 of Argentine Companies Law No. 19,550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of March 31, 2023, which include the consolidated condensed statement of financial position as of March 31, 2023, the consolidated condensed statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA Argentina as of March 31, 2023, and the separate condensed statement of financial position as of March 31, 2023, the separate condensed statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L., who, on May 23, 2023, issued their limited review report on the interim financial statements as of March 31, 2023, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA Argentina for the three-month period ended March 31, 2023 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.	As stated in note 2. to the accompanying consolidated and separate financial statements, “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

ii.	As stated in note 2 to the accompanying consolidated and separate financial statements. “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards” as regards measurement of the remaining shareholding of the Bank in Prisma Medios de Pago S.A., in which the Entity exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was consummated as set forth in Memoranda dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the three-month period ended March 31, 2022 would have changed.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that the accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19,550.

We further represent that Dr. Gonzalo Vidal Devoto is expressly authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, May 23, 2023.

GONZALO VIDAL DEVOTO
ATTORNEY
C.P.A.C.F. Volume°97- Page° 910
For the Supervisory Committee